UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails).

Independent auditors’ review report on the consolidated and individual interim financial information

To the

Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended June 30, 2024, which comprise the balance sheet as of June 30, 2024, and the related statements of income and comprehensive income for the three- and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including material accounting policies and other explanatory information.

The Company Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of Value Added

The aforementioned quarterly financial information include the consolidated and individual Statements of Value Added (DVA) for the six-month period ended June 30, 2024, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

São Paulo, July 24, 2024.

Baker Tilly 4Partners Auditores Independentes Ltda.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

Baker Tilly 4Partners, operating under the name Baker Tilly, is a member firm of the Baker Tilly International global network, whose members are separate and independent legal entities.

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
ASSETS	Note	06.30.2024	12.31.2023	06.30.2024	12.31.2023

Current assets		22,655,583	18,209,928	23,839,778	19,244,962
Cash and cash equivalents	3	6,890,375	4,031,235	7,354,965	4,358,276
Financial investments	4	—	1,148	—	1,148
Trade accounts receivable	5	8,768,443	8,944,992	9,207,881	9,318,077
Inventories	6	1,010,727	805,855	1,030,755	822,814
Prepaid expenses	7	2,260,311	1,194,735	2,596,756	1,434,042
Income and social contribution taxes recoverable	8.a	779,715	723,227	800,047	752,593
Taxes, charges and contributions recoverable	9	2,038,133	1,893,438	2,098,396	1,937,770
Judicial deposits and garnishments	10	131,909	71,695	132,706	72,516
Dividends and interest on equity	18.a	169,183	2,503	51	51
Derivative financial instruments	31.a	22,265	8,107	23,245	8,336
Other assets	11	584,522	532,993	594,976	539,339

Non-current assets		100,185,709	101,536,631	100,249,019	101,493,018
Long-term assets		5,475,682	5,371,752	5,879,110	5,773,026
Financial investments	4	35,962	36,154	35,978	36,169
Trade accounts receivable	5	331,710	351,036	331,710	351,036
Prepaid expenses	7	1,778,941	1,472,064	1,780,895	1,472,615
Deferred taxes	8.c	—	—	167,851	177,245
Taxes, charges and contributions recoverable	9	620,384	675,132	620,669	675,305
Judicial deposits and garnishments	10	2,610,621	2,651,191	2,804,320	2,839,413
Derivative financial instruments	31.a	—	76,952	—	76,952
Other assets	11	98,064	109,223	137,687	144,291
Investments	12.b	1,021,019	1,086,115	493,340	438,870
Property, plant and equipment	13.a	45,498,387	46,287,357	45,518,868	46,318,147
Intangible assets	14.a	48,190,621	48,791,407	48,357,701	48,962,975

TOTAL ASSETS		122,841,292	119,746,559	124,088,797	120,737,980

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	06.30.2024	12.31.2023	06.30.2024	12.31.2023

Current liabilities		22,321,430	19,467,043	23,170,092	20,084,184
Personnel, social charges and benefits	15	1,116,981	1,133,158	1,192,593	1,204,183
Trade accounts payable	16	9,533,882	7,935,069	9,871,648	8,169,945
Income and social contribution taxes payable	8.b	117,005	1,050	119,439	3,515
Taxes, charges and contributions payable	17	1,582,735	1,561,819	1,628,996	1,605,505
Dividends and interest on equity	18.b	1,156,392	2,245,432	1,156,392	2,247,884
Provision and contingencies	19.a	1,273,219	896,936	1,277,734	900,971
Financing, debentures and leases	20.a	4,556,920	4,446,577	4,579,079	4,475,660
Deferred income	21	866,362	738,343	1,216,361	960,078
Derivative financial instruments	31.a	1,546	6,948	1,546	6,948
Other liabilities	22	2,116,388	501,711	2,126,304	509,495

Non-current liabilities		31,433,651	30,712,721	31,761,210	31,026,476
Personnel, social charges and benefits	15	45,250	59,675	66,159	81,151
Income and social contribution taxes payable	8.b	227,111	197,155	227,111	197,155
Taxes, charges and contributions payable	17	4,863,538	3,835,231	4,926,183	3,895,732
Deferred taxes	8.c	3,715,130	3,418,740	3,715,130	3,418,740
Provision and contingencies	19.a	6,304,504	6,953,316	6,431,548	7,081,666
Financing, debentures and leases	20.a	14,194,801	14,169,127	14,300,899	14,261,567
Deferred income	21	131,999	124,282	134,126	126,525
Derivative financial instruments	31.a	17,569	87,755	17,569	87,755
Other liabilities	22	1,933,749	1,867,440	1,942,485	1,876,185

TOTAL LIABILITIES		53,755,081	50,179,764	54,931,302	51,110,660

Equity		69,086,211	69,566,795	69,086,211	69,566,795
Capital	23.a	62,071,416	63,571,416	62,071,416	63,571,416
Capital reserves	23.c	63,095	63,095	63,095	63,095
Income reserves	23.d	5,700,531	5,885,575	5,700,531	5,885,575
Retained earnings		1,190,472	—	1,190,472	—
Equity valuation adjustment	23.f	60,697	46,709	60,697	46,709

Non-controlling shareholders	23.g	—	—	71,284	60,525

TOTAL EQUITY		69,086,211	69,566,795	69,157,495	69,627,320

TOTAL LIABILITIES AND EQUITY		122,841,292	119,746,559	124,088,797	120,737,980

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three-month and Six-month periods ended June 30, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Company				Consolidated
		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	Note	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023

Net operating revenue	24	13,202,524	12,354,640	26,259,319	24,531,430	13,678,936	12,732,709	27,224,571	25,453,619

Cost of sales and services	25	(7,252,092)	(6,758,348)	(14,385,898)	(13,511,055)	(7,608,019)	(7,045,082)	(15,126,511)	(14,258,478)

Gross profit		5,950,432	5,596,292	11,873,421	11,020,375	6,070,917	5,687,627	12,098,060	11,195,141

Operating income (expenses)		(3,919,672)	(3,725,395)	(7,944,387)	(7,466,829)	(4,029,709)	(3,815,173)	(8,146,364)	(7,646,802)
Selling expenses	25	(3,067,015)	(3,090,984)	(6,255,357)	(6,116,745)	(3,124,204)	(3,136,498)	(6,361,073)	(6,231,777)
General and administrative expenses	25	(749,668)	(693,115)	(1,478,134)	(1,385,560)	(776,827)	(711,536)	(1,527,164)	(1,421,404)
Other operating income (expense), net	26	(128,009)	46,664	(245,612)	39,698	(128,975)	38,307	(258,306)	18,034
Share of results in investees – equity method	12.b	25,020	12,040	34,716	(4,222)	297	(5,446)	179	(11,655)

Operating income		2,030,760	1,870,897	3,929,034	3,553,546	2,041,208	1,872,454	3,951,696	3,548,339

Financial income (expense), net	27	(363,268)	(495,646)	(1,054,132)	(1,158,651)	(351,530)	(485,823)	(1,038,287)	(1,143,215)

Income before taxes		1,667,492	1,375,251	2,874,902	2,394,895	1,689,678	1,386,631	2,913,409	2,405,124

Income and social contribution taxes	8.d	(445,662)	(252,720)	(757,441)	(437,695)	(458,169)	(265,646)	(785,791)	(449,551)

Net income for the period		1,221,830	1,122,531	2,117,461	1,957,200	1,231,509	1,120,985	2,127,618	1,955,573

Attributable to:
Controlling shareholders	23.h	1,221,830	1,122,531	2,117,461	1,957,200	1,221,830	1,122,531	2,117,461	1,957,200
Non-controlling shareholders	23.h	—	—	—	—	9,679	(1,546)	10,157	(1,627)

Basic and diluted earnings per common share (in R$)	23.i	0.74	0.68	1.28	1.18

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six-month period ended June 30, 2023
(In thousands of Reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2022	63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	68,403,740	52,107	68,455,847
Payment of additional 2022 dividend	—	—	—	—	—	—	—		—	(826,731)	—	(826,731)	—	(826,731)
Appropriation to tax incentive reserve	—	—	—	—	—	—	36,789	—	(36,789)	—	—	—	—	—
Cancellation of common shares	—	—	607,443	(607,443)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(86,337)	—	—	(127,032)	—	—	—	—	—	(213,369)	—	(213,369)
Share of equity interest in transactions in investees	—	—	—	2	—	—	—		—	—	—	2	—	2
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	—	—	—	—	—	—	—	—	58,826	—	(12,287)	46,539	—	46,539
Net income for the period	—	—	—	—	—	—	—	—	1,957,200	—	—	1,957,200	(1,627)	1,955,573
Interim interest on equity	—	—	—	—	—	—	—	—	(716,000)	—	—	(716,000)	—	(716,000)
Balance on June 30, 2023	63,571,416	63,074	(86,337)	86,337	3,589,552	(127,032)	251,238	—	1,263,237	—	39,896	68,651,381	50,991	68,702,372
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	139,766	—	—	139,766	—	139,766
Appropriation to tax incentive reserve	—	—	—	—	—	—	62,343	—	(62,343)	—	—	—	—	—
Cancellation of common shares	—	—	86,143	(86,143)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(275,389)	—	—	—	—	—	(275,389)	—	(275,389)
Share of equity interest in transactions in investees	—	—	—	21	—	—	—	—	—	—	—	21	—	21
Other comprehensive income	—	—	—	—	—	—	—	—	(157,986)	—	6,813	(151,173)	203	(150,970)
Net income for the period	—	—	—	—	—	—	—	—	3,072,189	—	—	3,072,189	12,215	3,084,404
Allocation of income:
Legal reserve	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	—	(1,870,000)	—	—	(1,870,000)	(2,884)	(1,872,884)
Cancellation of common shares	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—	—
Reserve for remuneration to shareholders and investments	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—	—
Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	69,566,795	60,525	69,627,320
Return of share capital - EGM 01/24/24	(1,500,000)	—	—	—	—	—	—	—	—	—	—	(1,500,000)	—	(1,500,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	71,989	—	(71,989)	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(257,033)	—	—	—	—	—	(257,033)	—	(257,033)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	602	602
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	13,988	13,988	—	13,988
Net income for the period	—	—	—	—	—	—	—	—	2,117,461	—	—	2,117,461	10,157	2,127,618
Interim interest on equity	—	—	—	—	—	—	—	—	(855,000)	—	—	(855,000)	—	(855,000)
Balance on June 30, 2024	62,071,416	63,074	(194)	215	3,841,022	(257,033)	385,570	1,730,972	1,190,472	—	60,697	69,086,211	71,284	69,157,495

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month and Six-month periods ended June 30, 2024 and 2023
(In thousands of Reais)

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Net income for the period	1,221,830	1,122,531	2,117,461	1,957,200	1,231,509	1,120,985	2,127,618	1,955,573

Other net comprehensive income that may be reclassified to income in subsequent years	11,747	(10,040)	13,993	(12,241)	11,747	(10,040)	13,993	(12,241)
Gains (losses) on derivative financial instruments	(922)	(5,598)	898	(7,304)	(922)	(5,598)	898	(7,304)
Taxes	314	1,903	(305)	2,483	314	1,903	(305)	2,483

Cumulative Translation Adjustments (CTA) on transactions of investees abroad	12,355	(6,345)	13,400	(7,420)	12,355	(6,345)	13,400	(7,420)

Other net comprehensive income that cannot be reclassified to income in subsequent years	(9)	(3)	(5)	(46)	(9)	(3)	(5)	(46)
Unrealized losses on financial assets at fair value through other comprehensive income	(13)	(5)	(7)	(70)	(13)	(5)	(7)	(70)
Taxes	4	2	2	24	4	2	2	24

Other comprehensive income	11,738	(10,043)	13,988	(12,287)	11,738	(10,043)	13,988	(12,287)

Comprehensive income for the period – net of taxes	1,233,568	1,112,488	2,131,449	1,944,913	1,243,247	1,110,942	2,141,606	1,943,286

Attributable to:
Controlling shareholders	1,233,568	1,112,488	2,131,449	1,944,913	1,233,568	1,112,488	2,131,449	1,944,913
Non-controlling shareholders	—	—	—	—	9,679	(1,546)	10,157	(1,627)

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF ADDED VALUE
Six-month periods ended June 30, 2024 and 2023
(In thousands of Reais)

	Company		Consolidated
	Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Revenues	31,627,317	29,747,169	32,629,810	30,697,201
Sale of goods and services	31,651,347	29,529,896	32,736,902	30,581,191
Other revenues	677,072	862,016	675,595	849,027
Allowance for expected accounts receivable losses	(701,102)	(644,743)	(782,687)	(733,017)

Inputs acquired from third parties	(11,607,482)	(11,822,059)	(12,297,122)	(12,380,825)
Cost of goods and products sold and services rendered	(7,910,820)	(8,226,313)	(8,623,883)	(8,815,228)
Materials, electric energy, third-party services and other expenses	(3,766,696)	(3,780,397)	(3,742,565)	(3,749,863)
Loss/recovery of assets	70,034	184,651	69,326	184,266

Gross value added	20,019,835	17,925,110	20,332,688	18,316,376

Withholdings	(6,769,076)	(6,380,994)	(6,780,238)	(6,467,234)
Depreciation and amortization	(6,769,076)	(6,380,994)	(6,780,238)	(6,467,234)

Net value added produced	13,250,759	11,544,116	13,552,450	11,849,142

Value added received in transfer	671,405	1,118,529	672,819	1,154,762
Share of results in investees – equity method	34,716	(4,222)	179	(11,655)
Financial income	636,689	1,122,751	672,640	1,166,417

Total undistributed value added	13,922,164	12,662,645	14,225,269	13,003,904

Distribution of value added	13,922,164	12,662,645	14,225,269	13,003,904

Personnel, social charges and benefits	3,030,255	2,868,947	3,201,298	3,014,408
Direct compensation	1,992,472	1,892,343	2,105,435	1,992,734
Benefits	903,634	852,370	951,469	888,842
Government Severance Indemnity Fund for Employees (FGTS)	134,149	124,234	144,394	132,832
Taxes, charges and contributions	6,383,585	4,999,879	6,489,354	5,161,845
Federal	2,812,993	2,433,544	2,900,846	2,545,225
State	3,461,116	2,446,404	3,461,261	2,480,290
Local	109,476	119,931	127,247	136,330
Debt remuneration	2,390,863	2,836,619	2,406,999	2,872,078
Interest	1,665,237	2,241,069	1,682,843	2,266,992
Rental	725,626	595,550	724,156	605,086
Equity remuneration	2,117,461	1,957,200	2,127,618	1,955,573
Interest on equity distribution	855,000	716,000	855,000	716,000
Retained profit	1,262,461	1,241,200	1,262,461	1,241,200
Non-controlling shareholders	—	—	10,157	(1,627)

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Six-month periods ended June 30, 2024 and 2023
(In thousands of Reais)

	Company		Consolidated
	Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Cash flows from operating activities

Income before taxes	2,874,902	2,394,895	2,913,409	2,405,124
Adjustment for noncash items:
Depreciation and amortization	6,769,076	6,380,994	6,780,238	6,467,234
Foreign exchange accruals on loans and derivative financial instruments	(42,310)	34,985	(43,463)	34,985
Interest and indexation accruals on assets and liabilities	79,790	336,102	77,468	331,328
Share of results in investees – equity method	(34,716)	4,222	(179)	11,655
Gains on write-off/sale of assets	(89,656)	(210,113)	(88,852)	(210,020)
Allowance for losses trade accounts receivable	701,102	644,743	782,687	733,017
Change in liability provision	307,880	408,179	314,836	320,896
Write-off and reversals of allowance for inventory impairment	29,534	29,493	29,489	29,767
Pension plans and other post-retirement benefits	37,170	27,603	38,061	28,319
Provision for lawsuits	328,256	383,311	330,860	385,731
Interest expenses (loans, financing, leases and derivative transactions)	1,073,332	999,236	1,080,379	1,013,550
Other	7,856	(19,326)	2,112	(31,807)

Changes in assets and liabilities
Trade accounts receivable	(515,116)	(266,911)	(655,428)	(545,452)
Inventories	(234,406)	1,673	(232,347)	(856)
Taxes recoverable	(143,323)	(113,861)	(165,234)	(137,333)
Prepaid expenses	(948,925)	(563,396)	(1,055,093)	(443,239)
Other assets	(35,136)	76,929	(57,812)	(23,154)
Personnel, social charges and benefits	(30,601)	24,197	(26,583)	27,563
Trade accounts payable	1,312,156	402,671	1,385,702	648,874
Taxes, charges and contributions	511,250	1,634,713	525,707	1,636,096
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	(397,074)	(1,041,265)	(399,929)	(1,075,161)
Other liabilities	267,852	(174,476)	425,926	(113,050)
	8,953,991	8,999,703	9,048,545	9,088,943

Cash generated from operations	11,828,893	11,394,598	11,961,954	11,494,067

Interest paid on loans, financing, debentures and leases	(961,075)	(970,861)	(968,220)	(989,557)
Income and social contribution taxes paid	(329,248)	(278,217)	(347,470)	(292,561)

Net cash generated by operating activities	10,538,570	10,145,520	10,646,264	10,211,949

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(4,212,554)	(3,783,639)	(4,221,645)	(3,808,023)
Proceeds from sale of PP&E	159,862	240,731	159,862	240,731
Payment for acquisition of investments and capital subscribed in subsidiary	(54,817)	(68,185)	(35,154)	(64,904)
Receipts net of judicial deposits	35,603	73,996	35,254	75,713
Cash and cash equivalents received upon the acquisition of companies	—	598,581	—	2,540
Receipt of dividends and interest on equity	2,452	—	—	—
Cash received upon sale of investments	—	—	—	30,000

Net cash used in investing activities	(4,069,454)	(2,938,516)	(4,061,683)	(3,523,943)

Cash flows from financing activities
New financing	—	—	38,000	—
Payments of loans, financing, debentures and leases	(1,546,551)	(1,507,019)	(1,570,643)	(1,519,249)
Receipts – derivative financial instruments	24,663	14,270	24,695	14,270
Payments – derivative financial instruments	(12,152)	(115,514)	(12,157)	(115,514)
Payment for acquisitions of shares for treasury	(257,033)	(213,369)	(257,033)	(213,369)
Dividend and interest on equity paid	(1,818,903)	(1,723,668)	(1,821,356)	(1,723,668)
Capital subscriptions made by noncontrolling shareholders in subsidiaries	—	—	10,602	511

Net cash used in financing activities	(3,609,976)	(3,545,300)	(3,587,892)	(3,557,019)

Increase in cash and cash equivalents	2,859,140	3,661,704	2,996,689	3,130,987

Cash and cash equivalents at beginning of the period	4,031,235	1,359,061	4,358,276	2,273,834
Cash and cash equivalents at end of the period	6,890,375	5,020,765	7,354,965	5,404,821

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1.	OPERATIONS
a)	Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose to render telecommunications services; the development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; furnishing value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luiz Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 75.29% on June 30, 2024 and December 31, 2023 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

b)	Operations

The Company renders the following services: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV) and (v) Private Limited Service (“SLP“), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402 / 2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Currently, every two years, following the first extension, the Company is required to pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay the equivalent of 2% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans.

In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is provision for part of the payment to be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of extension of authorizations depends on an assessment by ANATEL. It is noted that ANATEL has recently been adopting different calculation methods for valuing authorization extensions; in November 2023, ANATEL submitted to public consultation the review of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, establishing as a standard methodology for both, the Cash flow method discounted to net present value (“VPL”) .

Further details of the Company's licenses/authorizations are presented in Note 14.b.

c)	Corporate events in 2024

c.1) Joint venture with Auren

On December 18, 2023, the Company signed an investment agreement with Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), for the creation of a joint venture, in which each shareholder holds a 50% equity interest; Auren provides bespoke renewable energy solutions throughout Brazil (“Operation”).

On January 5, 2024 and February 7, 2024, the Operation was authorized by the General Superintendence of the Administrative Council for Economic Defense (“CADE”) and the European antitrust body, respectively. In view of the approvals, on March 15, 2024, the Operation was closed and the Company and Auren made capital contributions in the amount of R$10,319 each in the joint venture Gud Comercializadora de Energia S.A. (“GUD”) and, on March 11, April 2024, the procedure to obtain the licenses and regulatory authorizations necessary for the development of GUD's business began.

The joint venture leverages the experience of its two key brands: Auren, a point of reference in renewable energy generation and leader in energy sales in Brazil; and the Vivo (Telefônica Brasil's brand), leader in the Brazilian telecommunications market, with over 112 million accesses (as of December 2023), and a market reference for digital platform in technology and connectivity, with a growing presence in the B2C and B2B digital ecosystems. By inserting Auren's generation and commercialization of energy into the Company’s economies of scale structure, with its digital penetration and distribution capacity, GUD intends to position itself in the free energy market in Brazil. This market has been gradually opening and, since January 2024, is accessing business sector customers connected to the high voltage network with demand up to 500kW. The joint venture's potential operating market is estimated at over 72,000 large companies including industrial facilities, offices and commercial establishments; in the future it expects to operate in low voltage and residential businesses upon the opening of the Brazilian electricity market. The Operation reinforces the Company’s positioning, enhancing the experience by increasing the value proposition for its customers, as well as being an example for its commitment to Environmental, Social and Corporate Governance (“ASG”).

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

c.2) Constitution of Vivo Pay Holding Financeira Ltda. (“Vivo Pay”)

On February 2, 2024, the Company formed a wholly-owned limited liability company Vivo Pay Holding Financeira Ltda., whose exclusive purpose is to hold equity interests in institutions authorized to operate by the Central Bank of Brazil, as a partner or shareholder. The Company made a capital contribution of R$5,000 to Vivo Pay, through the issuance of 5,000,000 shares with a nominal value of R$1.00 (one Real) each, in favor of the Company.

c.3) Reduction of the Company's share capital

On January 24, 2024, the Company's Extraordinary General Meeting (“AGE”) approved a return of share capital of R$1,500,000, reducing capital from R$63,571,416 to R$62,071,416, without canceling shares; thus, the number of shares and the percentage of shareholder participation in the Company's share capital remain unchanged (“Reduction”).

Upon having met all applicable legal requirements, the Reduction became fully effective and a refund was provided to those shareholders, as held of record, on April 10, 2024, in Brazilian Reais, in the amount of R$0.90766944153 per common share issued by the Company, through a payment made on July 10, 2024 (Note 34.a).

c.4) Investments from the Vivo Ventures Fund (“VV”)

On April 24, 2024, VV made an equity investment of R$24,500 in Conexa Health LLC, the controlling company of Conexa Saúde Serviços Médicos S.A. (“Conexa”). Conexa is the largest independent telemedicine platform in Latin America and a digital health ecosystem, connecting, through technology, patients, professionals, companies and operators, with the aim of democratizing access to quality healthcare. Prior to the acquisition of the equity participation by VV, Conexa had announced a merger with Zenklub, a digital services company for emotional health, still pending approval by competition authorities. This is VV's fourth investment since its creation, in April 2022. The objective of the investment is to reinforce the Company's presence as a digital services hub, in the health and well-being business.

On June 27, 2024, VV committed to acquiring a minority shareholding position of US$5 million in CRMBonus Holding, a company that operates in Brazil through its subsidiaries (“CRMBonus”). CRMBonus is a platform that uses artificial intelligence to maximize company-customer relationships, expanding on the gift-back concept in the Brazilian market. A solution offered by CRMBonus since the beginning of this year, has been the Vale Bonus, a benefit customers who receive digital money when topping-up credits or paying their bills on time, contributing to a higher retention of customers. This will be VV's fifth investment since its creation, in April 2022. The objective of the investment is to reinforce the Company's presence as a digital services hub for innovative solutions.

d)	Tax Reform on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Complementary Bills 68/2024 and 108/2024 regulating the Reform are being submitted to Congress. This is based on a dual VAT model being a federal set of taxes (Contribution on Goods and Services - CBS) and non-federal (Tax on Goods and Services - IBS), replacing PIS, COFINS, ICMS and ISS taxes.

A Selective Tax (“IS”) under federal jurisdiction was also created, which will apply to the production, extraction, sale or import of goods and services harmful to health and the environment, under the terms of LC; the law expressly states that the IS cannot be applied to telecommunications services. There will be a transition period from 2026 to 2032, when the two tax systems (old and new) will coexist. The impacts of the Reform will only be known once the process of regulating pending issues is finalized by LC.

As the changes will be applied prospectively, the Reform has no effect on the individual and consolidated quarterly information (“ITRs”) for the period ended June 30, 2024.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

2.	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
a)	Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), currently called “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its body predecessor, Standing Interpretations Committee (SIC® Interpretations) and the regulations issued by the CVM applicable to the preparation of ITRs.

Disclosures are limited to all information of significance to the individual and consolidated ITRs, being consistent with that used by management in the performance of its duties.

b)	Basis of preparation and presentation

The individual and consolidated ITRs were prepared considering historical cost as the value basis, unless different criteria require adjustment of assets and liabilities to fair value.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur within the next 12 months (normal operating cycle). Otherwise, they are classified and demonstrated as non-current. The only exception refers to the balances of deferred tax assets and liabilities, which are all classified as non-current.

The Cash Flow Statements were prepared in accordance with IAS 7 / CPC 03 and reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Added Value (“DVA”), individual and consolidated, in accordance with technical pronouncement CPC 09. As the IASB does not require such presentation they are being presented as supplementary information for the purposes of IFRS.

The ITRs present: (i) the balance sheets as at June 30, 2024 and December 31, 2023; (ii) the statements of income and comprehensive income for the three and six-month periods ended on June 30, 2024 and 2023; and (iii) the statements of value added, changes in equity and cash flows, for the six-month periods ended on June 30, 2024 and 2023.

The Company's ITRs were approved by the Board of Directors, at a meeting held on July 24, 2024.

c)	Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of Brazilian Reais (unless otherwise mentioned). The Company's functional and presentation currency is the Real/ Reais (R$).

Transactions in foreign currency are converted into the Real as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) revenues and expenses are converted at the average exchange rate, except for specific operations converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses resulting from the translation of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the translation of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

d)	Basis of consolidation

Equity interests in controlled or jointly controlled companies are valued using the equity method in the individual quarterly information. In the consolidated quarterly information, upon consolidation, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as in Note 12 - Investments, disclosed in the financial statements for the year ended December 31, 2023 except for the: (i) formation of the joint venture with Auren (Note 1.c.1) and; (ii) incorporation of Vivo Pay (Note 1.c.2).

Other significant information about the investees is presented in Note 12.

e)	Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in evaluating the segment's performance. This is consistent with: (i) all decisions made by administrators and managers are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis. Accordingly, Management's conclusion is that the Company and its subsidiaries operate in a single operational segment providing services telecommunications.

f)	Significant accounting practices

The information in the explanatory notes that did not suffer significant changes compared to December 31, 2023 have not been repeated in these ITRs..

The accounting policies adopted in the preparation of the Company's ITRs for the quarter ended June 30, 2024 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2023, and should be analyzed in conjunction with those financial statements.

The Company has not early adopted any statement or interpretation, when the application is not mandatory.

g)	Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the year-end date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Final settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the inherent nature of the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes to the financial statements for the fiscal year ended December 31, 2023: accounts receivable; income tax and social contribution; property, plant and equipment; intangibles; provisions and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Short-term investments(1)	6,775,448	3,965,584	7,236,387	4,289,932
Cash and banks(2)	114,927	65,651	118,578	68,344
Total	6,890,375	4,031,235	7,354,965	4,358,276

.

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On June 30, 2024, the average remuneration of these short-term investments corresponded to 100,11% of the CDI (101.5% on December 31, 2023).
(2)	On June 30, 2024 and December 31, 2023, the Consolidated balances included R$26,725 and R$19,474, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28)
4.	FINANCIAL INVESTMENTS
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Guarantee for legal proceedings(1)	35,962	36,154	35,978	36,169
Investment fund – FIDC	—	1,148	—	1,148
Total	35,962	37,302	35,978	37,317

Current	—	1,148	—	1,148
Non-current	35,962	36,154	35,978	36,169

(1)	Refer to financial investments in guarantees for lawsuits (Notes 19 and 33.b).
5.	TRADE ACCOUNTS RECEIVABLE
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Services and goods(1)	10,566,947	10,810,457	10,854,614	10,996,158
Interconnection amounts(1 (2))	751,260	611,916	758,465	683,876
Vivo Money FIDCs	—	—	448,533	358,000
Related parties (Note 28)(1)	96,524	118,751	53,602	68,924
Gross accounts receivable	11,414,731	11,541,124	12,115,214	12,106,958
Allowance for expected losses	(2,314,578)	(2,245,096)	(2,575,623)	(2,437,845)
Net accounts receivable	9,100,153	9,296,028	9,539,591	9,669,113

Current	8,768,443	8,944,992	9,207,881	9,318,077
Non-current	331,710	351,036	331,710	351,036

(1)	The consolidated balances include: (i) R$2,661,886 and R$2,551,270 yet to be billed to customers at June 30, 2024 and December 31, 2023, respectively
(2)	Refer to billed amounts from other telecommunications operators.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The consolidated balances of contractual assets with customers were R$108,883 and R$93,106 on June 30, 2024 and December 31, 2023, respectively.

Consolidated balances of non-current trade accounts receivable include:

	Company / Consolidated
	06.30.2024	12.31.2023
B2B merchandise resale portion – 24 months	212,762	207,405
Vivo TECH product(1)	407,590	424,404
Nominal amount receivable	620,352	631,809
Deferred financial income	(64,920)	(73,696)
Present value of accounts receivable	555,432	558,113
Allowance for expected losses	(223,722)	(207,077)
Net accounts receivable	331,710	351,036

(1)	The maturity date of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.

On June 30, 2024, and December 31, 2023, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Not yet due	7,369,830	7,539,057	7,723,992	7,887,693
Overdue – 1 to 30 days	1,104,576	1,067,890	1,161,878	1,134,381
Overdue – 31 to 60 days	238,349	257,457	253,126	270,926
Overdue – 61 to 90 days	118,954	135,787	124,468	140,426
Overdue – 91 to 120 days	159,540	139,993	165,963	138,234
Overdue – over 120 days	108,904	155,844	110,164	97,453
Total	9,100,153	9,296,028	9,539,591	9,669,113

The changes in the allowance for expected losses were:

	Company	Consolidated
Balance on December 31, 2022	(2,281,581)	(2,396,382)
Provision, net of reversal (Note 25)	(644,743)	(733,017)
Write-off	591,876	604,854
Merger – Garliava	(55,725)	—
Balance on June 30, 2023	(2,390,173)	(2,524,545)
Provision, net of reversal	(569,258)	(629,661)
Write-off	714,335	716,361
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Provision, net of reversal (Note 25)	(701,102)	(782,687)
Write-off	631,620	644,909
Balance on June 30, 2024	(2,314,578)	(2,575,623)

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

6.	INVENTORIES
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Materials for resale(1)	1,074,213	819,480	1,094,023	836,799
Materials for consumption	38,428	37,248	40,108	38,422
Other inventories	2,831	39,263	2,856	39,263
Gross inventories	1,115,472	895,991	1,136,987	914,484
Allowance for losses from impairment or obsolescence(2)	(104,745)	(90,136)	(106,232)	(91,670)
Net inventories	1,010,727	805,855	1,030,755	822,814

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the allowance for inventory for losses from impairment and obsolescence are included in Cost of goods sold (Note 25).
7.	PREPAID EXPENSES
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Incremental costs (customers' contracts)(1)	2,421,523	1,986,764	2,421,523	1,986,764
FISTEL Fee(2)	686,486	—	686,487	—
Software and networks maintenance	542,649	206,649	872,314	397,931
Advertising and publicity	94,791	197,309	94,791	197,315
Personel	65,453	116,934	67,476	120,138
Financial charges	120,197	101,743	120,197	101,743
Rental, insurance and other prepaid expenses	108,153	57,400	114,863	102,766
Total	4,039,252	2,666,799	4,377,651	2,906,657

Current	2,260,311	1,194,735	2,596,756	1,434,042
Non-current	1,778,941	1,472,064	1,780,895	1,472,615

(1)	Incremental costs for contracts with customers comprise substantially sales commissions paid to partners to obtain customer contracts, which as per IFRS 15 are deferred as income in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be fully amortized by the end of 2024.
8.	INCOME AND SOCIAL CONTRIBUTION TAXES
a)	Income and Social Contribution taxes recoverable
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Income taxes	679,366	626,771	694,347	649,400
Social contribution taxes	100,349	96,456	105,700	103,193
Total	779,715	723,227	800,047	752,593

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

b)	Income and Social Contribution taxes payable
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Income taxes	262,504	148,088	264,284	149,763
Social contribution taxes	81,612	50,117	82,266	50,907
Total	344,116	198,205	346,550	200,670

Current	117,005	1,050	119,439	3,515
Non-current	227,111	197,155	227,111	197,155

The June 30, 2024 and December 31, 2023 balances include R$228,208 and R$198,205, respectively, consistent with IFRIC 23 (Note 8.e).

c)	Deferred taxes
	Company
	Balance on 12.31.2022	Statement of income	Comprehensive income	Merger of Garliava and PPA allocation	Balance on 06.30.2023	Statement of income	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,318,400	(179,577)	—	—	2,138,823	(142,655)	—	1,996,168
Income and social contribution taxes on temporary differences(2)	(6,150,121)	89,607	2,507	295,923	(5,762,084)	269,105	78,071	(5,414,908)
Provision for legal, labor, tax civil and regulatory contingencies	2,225,302	106,285	—	155,944	2,487,531	(132,382)	—	2,355,149
Trade accounts payable and other provisions	1,431,096	237,038	—	84,574	1,752,708	127,654	—	1,880,362
Customer portfolio and trademarks	(214,323)	12,695	—	4,745	(196,883)	12,696	—	(184,187)
Allowance for expected losses from accounts receivable	635,525	9,071	—	18,946	663,542	(50,741)	—	612,801
Allowance for losses from modems and other P&E items	113,312	488	—	(44,737)	69,063	40,922	—	109,985
Pension plans and other post-employment benefits	257,624	9,477	—	—	267,101	12,959	80,234	360,294
Profit sharing	187,074	(47,019)	—	—	140,055	78,708	—	218,763
Licenses	(2,524,161)	78,880	—	86,660	(2,358,621)	(7,779)	—	(2,366,400)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(76,947)	—	—	(7,317,537)	(115,423)	—	(7,432,960)
Property, plant and equipment - small value items	(1,029,338)	(66,966)	—	—	(1,096,304)	(94,373)	—	(1,190,677)
Technological Innovation Law	(9,774)	1,534	—	—	(8,240)	1,082	—	(7,158)
Other temporary differences(3)	18,132	(174,929)	2,507	(10,209)	(164,499)	395,782	(2,163)	229,120
Total deferred tax liabilities, non-current	(3,831,721)	(89,970)	2,507	295,923	(3,623,261)	126,450	78,071	(3,418,740)

Deferred tax assets	8,238,121				8,580,903			8,985,768
Deferred tax liabilities	(12,069,842)				(12,204,164)			(12,404,508)
Deferred tax liabilities, net	(3,831,721)				(3,623,261)			(3,418,740)

Balance sheet:
Deferred tax liabilities	(3,831,721)				(3,623,261)			(3,418,740)

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Company
	Balance on 12.31.2023	Comprehensive income	Comprehensive income	Balance on 06.30.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	1,996,168	(217,075)	—	1,779,093
Income and social contribution taxes on temporary differences(2)	(5,414,908)	(79,012)	(303)	(5,494,223)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	(144,005)	—	2,211,144
Trade accounts payable and other provision	1,880,362	338,778	—	2,219,140
Customer portfolio and trademarks	(184,187)	7,950	—	(176,237)
Allowance for expected losses from accounts receivable	612,801	21,185	—	633,986
Allowance for losses from modems and other P&E items	109,985	395	—	110,380
Pension plans and other post-employment benefits	360,294	13,727	—	374,021
Profit sharing	218,763	(71,202)	—	147,561
Licenses	(2,366,400)	78,880	—	(2,287,520)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(115,420)	—	(7,548,380)
Property, plant and equipment - small value items	(1,190,677)	(61,991)	—	(1,252,668)
Technological Innovation Law	(7,158)	695	—	(6,463)
Other temporary differences	229,120	(148,004)	(303)	80,813
Total deferred tax liabilities, non-current	(3,418,740)	(296,087)	(303)	(3,715,130)

Deferred tax assets	8,985,768			8,922,302
Deferred tax liabilities	(12,404,508)			(12,637,432)
Deferred tax liabilities, net	(3,418,740)			(3,715,130)

Balance sheet:
Deferred tax liabilities	(3,418,740)			(3,715,130)

	Consolidated
	Balance on 12.31.2022	Statement of income	Comprehensive income	Balance on 06.30.2023	Statement of income	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,366,710	(183,565)	—	2,183,145	(85,414)	—	2,097,731
Income and social contribution taxes on temporary differences(2)	(5,819,338)	104,703	2,507	(5,712,128)	295,836	77,066	(5,339,226)
Provision for legal, labor, tax civil and regulatory contingencies	2,455,389	103,732	—	2,559,121	(168,853)	—	2,390,268
Trade accounts payable and other provision	1,505,360	254,712	—	1,760,072	135,571	—	1,895,643
Customer portfolio and trademarks	(210,441)	8,741	—	(201,700)	23,542	—	(178,158)
Allowance for expected losses from accounts receivable	666,399	2,307	—	668,706	(46,660)	—	622,046
Allowance for losses from modems and other P&E items	181,821	488	—	182,309	(72,324)	—	109,985
Pension plans and other post-employment benefits	258,308	9,506	—	267,814	17,292	79,229	364,335
Profit sharing	189,748	(47,525)	—	142,223	81,197	—	223,420
Licenses	(2,453,258)	7,976	—	(2,445,282)	78,880	—	(2,366,402)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,240,590)	(76,947)	—	(7,317,537)	(126,270)	—	(7,443,807)
Property, plant and equipment - small value items	(1,029,338)	(66,966)	—	(1,096,304)	(94,374)	—	(1,190,678)
Technological Innovation Law	(9,774)	1,534	—	(8,240)	1,082	—	(7,158)
Other temporary differences(3)	(132,962)	(92,855)	2,507	(223,310)	466,753	(2,163)	241,280
Total deferred tax (Liabilities), non-current	(3,452,628)	(78,862)	2,507	(3,528,983)	210,422	77,066	(3,241,495)

Deferred tax assets	8,674,222			8,675,181			9,177,084
Deferred tax liabilities	(12,126,850)			(12,204,164)			(12,418,579)
Deferred tax liabilities, net	(3,452,628)			(3,528,983)			(3,241,495)

Balance sheet:
Deferred tax assets of subsidiaries	379,093			94,278			177,245
Deferred tax liabilities	(3,831,721)			(3,623,261)			(3,418,740)

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 06.30.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,097,731	(220,280)	—	1,877,451
Income and social contribution taxes on temporary differences(2)	(5,339,226)	(85,201)	(303)	(5,424,730)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	(145,298)	—	2,244,970
Trade accounts payable and other provision	1,895,643	341,075	—	2,236,718
Customer portfolio and trademarks	(178,158)	21,771	—	(156,387)
Allowance for expected losses from accounts receivable	622,046	16,553	—	638,599
Allowance for losses from modems and other P&E items	109,985	395	—	110,380
Pension plans and other post-employment benefits	364,335	10,931	—	375,266
Profit sharing	223,420	(72,432)	—	150,988
Licenses	(2,366,402)	78,882	—	(2,287,520)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(116,903)	—	(7,560,710)
Property, plant and equipment - small value items	(1,190,678)	(61,990)	—	(1,252,668)
Technological Innovation Law	(7,158)	695	—	(6,463)
Other temporary differences	241,280	(158,880)	(303)	82,097
Total deferred tax liabilities, non-current	(3,241,495)	(305,481)	(303)	(3,547,279)

Deferred tax assets	9,177,084			9,105,570
Deferred tax liabilities	(12,418,579)			(12,652,849)
Deferred tax liabilities, net	(3,241,495)			(3,547,279)

Balance sheet:
Deferred tax assets of subsidiaries	177,245			167,851
Deferred tax liabilities	(3,418,740)			(3,715,130)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.
(3)	Includes R$320,700 of deductible temporary differences arising from the acquisition of Garliava for which no deferred income tax asset was recognized on acquisition or realized in the statement of income in the last quarter of 2023.

The Company had unrecognized deferred tax assets relating to IR on tax losses and CS on a negative basis in the accounting books of some of its subsidiaries (POP, Recicla V, TGLog, and CloudCo), being R$26,970 and R$24,199 on June 30, 2024 and December 31, 2023, respectively, as the generation of future taxable profits for the use of these credits was not likely.

d)	Reconciliation of statutory to effective tax rates

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates which are recorded in a tax auxiliary ledger. Taxes calculated on adjusted accounting pretax income at the balance sheet date are recorded in liabilities or assets, as applicable.

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The reconciliation of the tax expense from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the three and six-month periods ended June 30, 2024 and 2023 is as follows:

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Income before taxes	1,667,492	1,375,251	2,874,902	2,394,895	1,689,678	1,386,631	2,913,409	2,405,124
Income and social contribution tax expenses, at statutory rate of 34%	(566,947)	(467,585)	(977,466)	(814,264)	(574,491)	(471,454)	(990,560)	(817,742)
Permanent differences
Tax benefit related to interest on equity	188,700	108,800	290,700	243,440	188,700	108,800	290,700	243,440
SELIC interest on overpaid taxes now exempt from tax	—	44,724	—	76,461	—	44,724	—	76,461
Non-deductible expenses, gifts, incentives	(33,353)	(20,942)	(59,392)	(45,963)	(32,751)	(20,991)	(60,421)	(46,444)
Tax incentive operating profit	20,234	27,654	35,809	37,255	20,234	27,654	35,809	37,255
Share of results in investees – equity method	8,507	4,094	11,804	(1,435)	101	(1,852)	61	(3,963)
Other non-deductibles, net	(62,803)	50,535	(58,896)	66,811	(59,962)	47,473	(61,380)	61,442
Tax expense in statement of income	(445,662)	(252,720)	(757,441)	(437,695)	(458,169)	(265,646)	(785,791)	(449,551)

Effective rate	26.7%	18.4%	26.3%	18.3%	27.1%	19.2%	27.0%	18.7%
Current income and social contribution taxes	(148,952)	(219,454)	(461,354)	(347,725)	(157,120)	(225,313)	(480,310)	(370,689)
Deferred income and social contribution taxes	(296,710)	(33,266)	(296,087)	(89,970)	(301,049)	(40,333)	(305,481)	(78,862)
e)	Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrectly deducting expenses, mainly related to the amortization of goodwill, in various administrative and judicial courts, of R$35,985,932 and R$30,577,416 on June 30, 2024 and December 31, 2023, respectively. A new R$4,018,445 RFB infraction notice was issued against the Company on April 24, 2024. Management, supported by its legal advisors, believes that its position will likely prevail once submitted to the courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$228,208 and R$198,205 on June 30, 2024 and December 31, 2023, respectively. These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

9.	TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
State VAT (ICMS)(1)	2,089,422	2,060,631	2,091,284	2,062,276
PIS and COFINS	254,904	234,839	295,859	261,261
Withholding taxes and contributions(2)	234,854	177,367	251,635	191,475
Other taxes	79,337	95,733	80,287	98,063
Total	2,658,517	2,568,570	2,719,065	2,613,075

Current	2,038,133	1,893,438	2,098,396	1,937,770
Non-current	620,384	675,132	620,669	675,305

(1)	Includes ICMS credits from the acquisition of property and equipment (available to be offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$580,025 and R$635,800 on June 30, 2024 and December 31, 2023, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.
10.	JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and blocks made on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Judicial deposits
Tax	1,472,178	1,448,043	1,658,025	1,628,645
Civil	869,135	858,877	870,612	860,248
Regulatory	316,826	312,520	316,826	312,520
Labor	68,947	82,777	75,223	88,986
Total	2,727,086	2,702,217	2,920,686	2,890,399
Garnishments	15,444	20,669	16,340	21,530
Total	2,742,530	2,722,886	2,937,026	2,911,929

Current	131,909	71,695	132,706	72,516
Non-current	2,610,621	2,651,191	2,804,320	2,839,413

The judicial deposits for tax proceedings as at June 30, 2024 and December 31, 2023 are summarized below. The information disclosed in Note 10) Deposits and Judicial Blocks to the financial statements for the year ended December 31, 2023 still applies currently.

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
Tax	06.30.2024	12.31.2023
Universal Telecommunication Services Fund (FUST)	609,690	596,356
State Value-Added Tax (ICMS)	417,664	406,397
Social Contribution Tax for Intervention in the Economic Order (CIDE)	332,110	325,423
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	60,602	60,462
Telecommunications Inspection Fund (FISTEL)	54,590	53,360
Withholding Income Tax (IRRF)	44,385	43,396
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	32,013	35,770
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	26,710	25,905
Other taxes, charges and contributions	80,261	81,576
Total	1,658,025	1,628,645

11.	OTHER ASSETS
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Related-party receivables (Note 28)	264,546	269,771	257,476	268,246
Sale of real estate and other receivables	152,002	157,352	152,002	157,352
Advances to employees and suppliers	195,572	131,026	204,896	133,615
Surplus from post-employment benefit plans (Note 30)(1)	61,206	73,990	61,267	74,048
Sublease of assets and other amounts receivable	9,260	10,077	57,022	50,369
Total	682,586	642,216	732,663	683,630

Current	584,522	532,993	594,976	539,339
Non-current	98,064	109,223	137,687	144,291

(1)	At June 30, 2024 and December 31, 2023, includes R$56,002 and R$69,015, respectively, referring to the distribution of the PBS-A surplus.
12.	INVESTMENTS
a)	Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in Note 12 - Investments, disclosed in the financial statements for the year ended December 31, 2023, except for the: (i) creation of the joint venture with Auren ( GUD) (Note 1.c.1) and; (ii) incorporation of Vivo Pay (Note 1.c.2).

A summary of financial data of the direct and jointly controlled subsidiaries is presented below:

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

			06.30.2024			Six-month period ended June 30, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	823,267	648,305	174,962	332,502	35,171
TGLog	100.00%	Subsidiary	40,372	41,482	(1,110)	26,218	(14,112)
POP(2)	100.00%	Subsidiary	161,187	73,746	87,441	17,142	8,984
Vivo Money	100.00%	Subsidiary	243,708	67,692	176,016	75,837	(9,170)
Vivo Money II	100.00%	Subsidiary	2,957	769	2,188	380	245
Vivo Money III	100.00%	Subsidiary	9,638	150	9,488	18	(512)
Vivo Pay (Note 1.c.2)	100.00%	Subsidiary	4,975	—	4,975	—	(25)
Vivo Ventures	98.00%	Subsidiary	77,151	43	77,108	—	3,952
CloudCo Brasil	50.01%	Subsidiary	712,803	678,519	34,284	575,518	11,539
IoTCo Brasil	50.01%	Subsidiary	153,398	48,170	105,228	58,493	8,621
Aliança	50.00%	Joint control	270,223	1,602	268,621	—	3,530
AIX	50.00%	Joint control	52,464	31,925	20,539	33,827	1,162
ACT	50.00%	Joint control	50	5	45	52	4
VIVAE	50.00%	Joint control	16,719	3,359	13,360	3,173	(2,326)
GUD (Note 1.c.1)	50.00%	Joint control	20,638	10	20,628	—	(10)
FiBrasil	25.01%	Joint control	1,991,147	1,119,619	871,528	195,203	(4,001)

			12.31.2023			Six-month period ended June 30, 2023
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	781,201	472,277	308,924	269,239	44,822
TGLog	100.00%	Subsidiary	68,453	55,451	13,002	60,521	183
POP(2)	100.00%	Subsidiary	171,863	93,407	78,456	4,343	832
Vivo Money	100.00%	Subsidiary	215,700	30,514	185,186	48,523	(17,880)
Vivo Money II	100.00%	Subsidiary	2,000	57	1,943	—	—
Garliava(3)	100.00%	Subsidiary	—	—	—	241,711	14,073
Vivo Ventures	98.00%	Subsidiary	43,098	43	43,055	—	(739)
CloudCo Brasil	50.01%	Subsidiary	487,311	464,565	22,746	444,127	(10,048)
IoTCo Brasil	50.01%	Subsidiary	138,887	42,280	96,607	42,233	6,823
Aliança	50.00%	Joint control	240,018	1,727	238,291	—	2,336
AIX	50.00%	Joint control	50,097	30,720	19,377	33,940	(1,891)
ACT	50.00%	Joint control	46	4	42	43	(2)
VIVAE	50.00%	Joint control	18,096	2,410	15,686	2	(2,980)
FiBrasil	25.01%	Joint control	2,019,278	1,143,749	875,529	117,145	(41,545)

(1)	Terra Networks fully and directly controls TIS and TLF01.
(2)	POP fully and directly controls Recicla V and Vale Saúde Sempre.
(3)	Garliava was acquired on April 20, 2022 and merged into the Company on February 28, 2023. Terra Networks is the full and direct controller of TIS and TLF01.

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

b) Changes in investment balances

	Controlled	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2022	573,803	352,101	5,518,622	137	6,444,663	368,195
Share of results in investees – equity method (statement of Income)	39,693	(11,655)	(32,260)	—	(4,222)	(11,655)
Dividends (Terra Networks)	(47,124)	—	—	—	(47,124)	—
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Ventures and VivaE)	65,068	3,117	—	—	68,185	3,117
Merger of Garliava	(79,028)	—	(5,486,362)	—	(5,565,390)	—
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	24,756
Bonus subscription exercised (FiBrasil)	—	57,001	—	—	57,001	57,001
Other comprehensive results (Alliance and other investments)	—	(7,420)	—	(70)	(7,490)	(7,490)
Balance on June 30, 2023	552,412	393,144	—	67	945,623	433,924
Share of results in investees – equity method (statements of Income)	132,107	945	—	—	133,052	945
Dividends (IoTCo, AIX and ACT)	(2,885)	(51)	—	—	(2,936)	(51)
Capital contribution: with cash and cash equivalents (Vivo Money II) and with dividends (Terra Networks) and ;redemption of shares (Vivo Money)	9,998	—	—	—	9,998	—
Capital transactions	—	23	—	—	23	23
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	1,435
Other comprehensive results (Alliance and other investments)	(2,239)	2,614	—	(20)	355	2,594
Balance on December 31, 2023	689,393	396,675	—	47	1,086,115	438,870
Share of results in investees – equity method (statements of Income)	34,537	179	—	—	34,716	179
Dividends (Terra Networks, IoTCo, AIX and ACT)	(169,132)	—	—	—	(169,132)	—
Redemption of investment shares (Vivo Money)	44,498	10,319	—	—	54,817	10,319
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	30,579
Other comprehensive results (Alliance and other investments)	—	13,400	—	(7)	13,393	13,393
Balance on June 30, 2024	599,296	420,573	—	40	1,019,909	493,340

Changes in the balances of investments above includes liabilities in excess of assets of R$1,110 of the subsidiary TGLog. The amount of the uncovered liability is allocated as “Other liabilities”.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT
a)	Changes in balances
	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2022	22,303,641	13,784,446	5,149,038	676,976	252,085	612,111	2,588,805	45,367,102
Additions	28,336	557,455	39,316	6,381	—	32,569	2,710,242	3,374,299
Write-offs, net(1)	(7,634)	(14,790)	(128)	(79)	(592)	(412)	(12,372)	(36,007)
Net transfers(2)	2,321,145	104,230	997,542	31,625	—	(38,422)	(3,510,142)	(94,022)
Subletting	—	(18,788)	—	—	—	—	—	(18,788)
Merger - Garliava	149	494,491	—	—	—	—	—	494,640
Depreciation (Note 25)	(1,693,280)	(1,860,157)	(875,385)	(178,527)	—	(53,182)	—	(4,660,531)
Balance on June 30, 2023	22,952,357	13,046,887	5,310,383	536,376	251,493	552,664	1,776,533	44,426,693
Additions	130,397	3,966,616	62,946	—	—	44,169	2,900,234	7,104,362
Write-offs, net(1)	4,721	(331,488)	(5)	—	(1,957)	(5,704)	677	(333,756)
Net transfers(2)	1,846,951	174,480	995,686	44,168	—	44,594	(3,144,462)	(38,583)
Subletting	—	(18,012)	—	—	—	—	—	(18,012)
Depreciation	(1,680,617)	(1,913,366)	(967,316)	(159,328)	—	(132,720)	—	(4,853,347)
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	51,705	1,233,044	30,298	—		21,945	2,882,490	4,219,482
Write-offs, net(1)	(7,275)	(64,432)	(2)	(74)	(124)	(389)	(12,891)	(85,187)
Net transfers(2)	1,377,125	228,097	1,100,587	23,410	—	3,900	(2,750,439)	(17,320)
Subletting	—	(21,101)	—	—	—	—	—	(21,101)
Depreciation (Note 25)	(1,736,102)	(1,864,305)	(1,058,819)	(135,556)	—	(90,062)	—	(4,884,844)
Balance on June 30, 2024	22,939,262	14,436,420	5,473,758	308,996	249,412	438,397	1,652,142	45,498,387

Balance on December 31, 2023
Cost	88,585,448	42,669,569	29,511,295	6,571,209	249,536	5,656,128	1,532,982	174,776,167
Accumulated depreciation	(65,331,639)	(27,744,452)	(24,109,601)	(6,149,993)	—	(5,153,125)	—	(128,488,810)
Total	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357

Balance on June 30, 2024
Cost	89,965,255	43,869,062	30,629,015	6,581,389	249,412	5,670,609	1,652,142	178,616,884
Accumulated depreciation	(67,025,993)	(29,432,642)	(25,155,257)	(6,272,393)	—	(5,232,212)	—	(133,118,497)
Total	22,939,262	14,436,420	5,473,758	308,996	249,412	438,397	1,652,142	45,498,387

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185
Additions	31,567	573,059	39,316	6,398	—	39,914	2,709,600	3,399,854
Write-offs, net (1)	(7,634)	(14,589)	(128)	(81)	(592)	(428)	(12,372)	(35,824)
Net transfers (2)	2,316,516	104,230	997,542	31,625	—	(39,066)	(3,506,755)	(95,908)
Subletting	—	(18,788)	—	—	—	—	—	(18,788)
Business combination (Vale Saúde Sempre)	—	—	—	—	—	34	—	34
Depreciation (Note 25)	(1,693,867)	(1,875,686)	(875,385)	(178,573)	—	(57,043)	—	(4,680,554)
Balance on June 30, 2023	22,961,560	13,051,093	5,310,383	536,587	251,493	575,493	1,780,390	44,466,999
Additions	135,199	3,967,876	62,946	8	—	35,922	2,899,950	7,101,901
Write-offs, net (1)	4,720	(331,731)	(5)	—	(1,957)	(5,786)	678	(334,081)
Net transfers (2)	1,846,951	174,480	995,686	44,168	—	44,596	(3,144,463)	(38,582)
Subletting	—	(18,012)	—	—	—	—	—	(18,012)
Depreciation	(1,681,562)	(1,914,527)	(967,316)	(159,378)	—	(137,295)	—	(4,860,078)
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	56,953	1,227,541	30,298	—		20,796	2,881,442	4,217,030
Write-offs, net (1)	(7,304)	(65,364)	(2)	(74)	(124)	(1,164)	(12,891)	(86,923)
Net transfers (2)	1,373,282	228,097	1,100,587	23,410	—	3,900	(2,746,596)	(17,320)
Subletting	—	(21,101)	—	—	—	—	—	(21,101)
Depreciation (Note 25)	(1,737,186)	(1,864,324)	(1,058,819)	(135,585)	—	(95,051)	—	(4,890,965)
Balance on June 30, 2024	22,952,613	14,434,028	5,473,758	309,136	249,412	441,411	1,658,510	45,518,868

Balance on December 31, 2023
Cost	88,601,631	42,700,577	29,511,295	6,571,924	249,536	5,836,449	1,536,555	175,007,967
Accumulated depreciation	(65,334,763)	(27,771,398)	(24,109,601)	(6,150,539)	—	(5,323,519)	—	(128,689,820)
Total	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

Balance on June 30, 2024
Cost	89,982,843	43,892,771	30,629,015	6,582,105	249,412	5,848,976	1,658,510	178,843,632
Accumulated depreciation	(67,030,230)	(29,458,743)	(25,155,257)	(6,272,969)	—	(5,407,565)	—	(133,324,764)
Total	22,952,613	14,434,028	5,473,758	309,136	249,412	441,411	1,658,510	45,518,868

(1)	Infrastructure, includes R$55,588 and R$335,351 in 2024 and 2023, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (:Note 14.a).
b)	Depreciation rates

The annual depreciation rates (other than for leased assets (Note 13.c) are as below::

	Company						Consolidated
Description	06.30.2024			12.31.2023			06.30.2024			12.31.2023
Switching and transmission equipment and media	2.50%	to	22.22%	2.50%	to	19.67%	2.50%	to	22.22%	2.50%	to	19.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	20.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%
c)	Additional information on leases

The balances from lease transactions and changes in of property, plant and equipment (Note 13.a), were:

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	544,948	7,416	(15,902)	536,462
Subletting (Note 13.a)	(18,788)	—	—	(18,788)
Depreciation	(1,624,598)	(40,134)	(501)	(1,665,233)
Cancellation of contracts	(12,982)	—	—	(12,982)
Balance on June 30, 2023	9,970,997	212,498	64,605	10,248,100
Additions	3,897,979	12,718	(45,321)	3,865,376
Subletting (Note 13.a)	(18,012)	—	—	(18,012)
Depreciation	(1,665,603)	(21,697)	(811)	(1,688,111)
Cancellation of contracts	(322,369)	—	(4,867)	(327,236)
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	1,209,521	48,054	—	1,257,575
Subletting (Note 13.a)	(21,101)	—	—	(21,101)
Depreciation	(1,631,043)	(41,221)	(2,774)	(1,675,038)
Cancellation of contracts	(55,588)	(1,189)	(21)	(56,798)
Balance on June 30, 2024	11,364,781	209,163	10,811	11,584,755

Balance on December 31, 2023
Cost	25,166,150	395,901	133,432	25,695,483
Accumulated depreciation	(13,303,158)	(192,382)	(119,826)	(13,615,366)
Total	11,862,992	203,519	13,606	12,080,117

Balance on June 30, 2024
Cost	26,133,719	440,771	133,381	26,707,871
Accumulated depreciation	(14,768,938)	(231,608)	(122,570)	(15,123,116)
Total	11,364,781	209,163	10,811	11,584,755

The following is a table of depreciation rates for leased assets.

	Company						Consolidated
Description	06.30.2024			12.31.2023			06.30.2024			12.31.2023
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%	26.09%	to	40.00%
d)	Property, plant and equipment items pledged in guarantee

On June 30, 2024 and December 31, 2023, the consolidated fixed assets given as collateral in legal proceedings were R$105,963 and R$101,220, respectively.

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

e)	Concession balance

The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts following the privatization of the telecommunications sector, served as the new basis for the provision of telecommunications services in Brazil. For over 20 years, concessionaires had grown the universalization of the fixed telephone services, which, before privatization, were expensive, out of reach of the populace, and lengthy installation. During this period, the concession contracts suffered numerous destabilizing events with repercussions affecting the originally contracted financial equilibrium reducing revenue and increasing in costs.

Faced with this scenario and with the end of the validity period of the concession contracts approaching, a mutual consensus is being sought with the regulatory body to compensate for losses.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without a consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the acknowledgement of events during the concession agreement requiring rebalancing in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

In June 2022, ANATEL presented its defense as a response to the Company's initial allegations. On August 19, 2022, the Company filed a reply to ANATEL's defense and on October 18, 2022, a response was filed by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

At the aforementioned hearing, it was agreed that the Parties would present a statement on the bifurcation of the arbitration proceeding, so that part of the proceeding could be judged by means of a partial award. Both parties did so and, on March 23, 2023, the Arbitration Tribunal decided that it would issue a partial award on the issues related to (i) the objective arbitrability of the claimant's compensation claim for the period after 2020, regarding the alleged unsustainability of the concession; (ii) the objective arbitrability of the claim for compensation related to the material error in the granting of STFC tariff adjustments and (iii) the incidence of the phenomena of preclusion and prescription on the claims related to the allegedly unbalancing events. Based on the decision that there would be a partial award on the matter, the Company, on May 22, 2023, presented its partial final arguments and was awaiting the judgment that would be handed down by the Tribunal.

The parties have begun discussing possible a route to a consensual solution with the Federal Audit Court (“TCU”). Accordingly, the Company presented a request to suspend the arbitration procedure, which was corroborated by ANATEL and accepted by the TCU and which is expected to be renewed while discussions continue. On September 26, 2023, ANATEL approved and on October 4, 2023 forwarded to the TCU the request for a Consensual Solution to resolve existing disputes between ANATEL and the Company, registered under Process No. 036.366/2023 -4.

On October 5, 2023, ANATEL presented the TCU with the request to open a Consensual Solution procedure.

On January 23, 2024, the Consensual Solution was accepted by the TCU, which established a Negotiation Committee, granting a maximum period of 120 days to reach a consensus.

On May 23, 2024, the Negotiation Committee reached an understanding on the proposed terms and conditions of the Self-Composition Agreement for Adaptation of STFC Concession Contracts (“Agreement”) for an authorization instrument, to adapt the STFC concession regime for authorization. This will be concluded in due course by the Company with ANATEL, TCU and the Ministry of Communications.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The proposal comprises: (i) withdrawing administrative and judicial proceedings for the concession of the STFC in progress against ANATEL and/or respective courts; (ii) the withdrawal of the arbitration proceeding filed by the Company against ANATEL; (iii) agreement by the Company to commit to investment in public interest ventures to be carried out within a period of up to 10 years; and (iv) guarantee of maintenance of fixed telephone service in certain locations until 2028.

The proposal for the terms and conditions of the Agreement was approved by the Company's Board of Directors on June 26, 2024, and is subject to final approval by the TCU and the Federal Attorney General's Office (“AGU”). Once the terms and conditions of the proposal approved by the Board of Directors have been upheld by the TCU and AGU, the Company's Board of Directors is authorized to perform all acts and execute the Agreement, as well as the documents necessary to achieve the Agreement and its terms.

f)	Amendments to the Model

On October 4, 2019, Law 13,879/2019 was published (arising from PLC 79/2016), which introduced changes to the telecommunications regulatory framework, by allowing fixed-line telephone concessionaires to migrate from a concession regime to a concession regime. Authorization is subject to lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as possible restrictions on the assets associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the TCU.

In a session held on March 22, 2023, the methodology applied by ANATEL was approved by the TCU, but with the determination that ANATEL guarantees the adoption of values close to market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023 the balance of the service (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value.

The value will be assessed by the Company within 120 days within the consensual solution with the TCU, ANATEL. Should the value be accepted by the Company, it will be converted into commitments to execute investment projects which have yet to be defined by ANATEL

g)	Reversible assets

The Company's STFC identifies the assets essential for the provision of its service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette (“DOU“), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON“).

The Resolution, which became effective on May 3, 2021, addresses how future STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, should such service continue to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, represent a residual and decreasing asset of the Company.

In conclusion, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR“) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding has yet to be examined by the Court. The process is suspended due to a decision made by a TCU minister.

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

14.	INTANGIBLE ASSETS
a)	Balances and changes
	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Softwares	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2022	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513
Additions	—	(181,368)	63,880	—	—	—	1,110,164	992,676
Write-offs, net	—	—	(1,025)	—	—	—	—	(1,025)
Net transfers(2)	—	13,069	1,365,783	—	—	—	(1,284,830)	94,022
Merger - Garliava	3,394,710	2,278,857	—	—	82,239	—	—	5,755,806
Amortization (Note 25)	—	(597,495)	(1,027,063)	(42,102)	(52,275)	(1,528)	—	(1,720,463)
Balance on June 30, 2023	26,262,978	15,466,546	5,738,958	610,487	250,231	34,828	520,501	48,884,529
Additions	—	244,500	115,586	—	—	—	1,566,334	1,926,420
Write-offs, net	—	—	59	—	—	—	—	59
Net transfers(2)	—	(11,998)	1,337,504	—	—	—	(1,286,923)	38,583
Amortization	—	(811,989)	(1,147,821)	(42,103)	(54,813)	(1,458)	—	(2,058,184)
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	10,971	(60)	—	—	—	1,255,215	1,266,126
Net transfers(2)	—	—	1,403,481	—	—	—	(1,386,161)	17,320
Amortization (Note 25)	—	(657,097)	(1,128,888)	(42,103)	(54,812)	(1,332)	—	(1,884,232)
Balance on June 30, 2024	26,262,978	14,240,933	6,318,819	526,281	140,606	32,038	668,966	48,190,621

Balance on December 31, 2023
Cost	26,262,978	29,748,956	27,778,576	1,658,897	4,536,912	269,556	799,912	91,055,787
Accumulated amortization	—	(14,861,897)	(21,734,290)	(1,090,513)	(4,341,494)	(236,186)	—	(42,264,380)
Total	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407

Balance on June 30, 2024
Cost	26,262,978	29,759,927	29,181,743	1,658,896	4,536,912	269,557	668,966	92,338,979
Accumulated amortization	—	(15,518,994)	(22,862,924)	(1,132,615)	(4,396,306)	(237,519)	—	(44,148,358)
Total	26,262,978	14,240,933	6,318,819	526,281	140,606	32,038	668,966	48,190,621

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Softwares	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions	—	(181,368)	65,401	—	—	—	1,110,391	994,424
Write-offs, net	—	—	(1,026)	—	—	—	—	(1,026)
Net transfers(2)	—	11,998	1,368,537	—	—	(25)	(1,284,602)	95,908
Business combination - Vita IT	(22,770)	—	—	(451)	(18,122)	12,324	—	(29,019)
	51,637	—	—	774	607	6,175	—	59,193
Amortization (Note 25)	—	(655,835)	(1,029,041)	(43,117)	(54,984)	(3,703)	—	(1,786,680)
Balance on June 30, 2023	26,390,696	15,466,546	5,752,409	613,757	261,291	51,201	522,150	49,058,050
Additions	—	244,500	116,760	—	—	—	1,567,287	1,928,547
Write-offs, net	—	—	57	—	—	—	—	57
Net transfers(2)	—	(11,998)	1,337,494	—	—	25	(1,286,939)	38,582
Amortization	—	(811,989)	(1,149,721)	(41,855)	(55,491)	(3,205)	—	(2,062,261)
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	10,971	553	—	—	—	1,255,155	1,266,679
Net transfers(2)	—	—	1,403,481	—	—	—	(1,386,161)	17,320
Amortization (Note 25)	—	(657,097)	(1,130,968)	(42,662)	(55,493)	(3,053)	—	(1,889,273)
Balance on June 30, 2024	26,390,696	14,240,933	6,330,065	529,240	150,307	44,968	671,492	48,357,701

Balance on December 31, 2023
Cost	26,390,696	29,748,956	27,908,360	1,663,747	4,548,942	288,112	802,498	91,351,311
Accumulated amortization	—	(14,861,897)	(21,851,361)	(1,091,845)	(4,343,142)	(240,091)	—	(42,388,336)
Total	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

Balance on June 30, 2024
Cost	26,390,696	29,759,927	29,312,140	1,663,747	4,548,942	288,112	671,492	92,635,056
Accumulated amortization	—	(15,518,994)	(22,982,075)	(1,134,507)	(4,398,635)	(243,144)	—	(44,277,355)
Total	26,390,696	14,240,933	6,330,065	529,240	150,307	44,968	671,492	48,357,701

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and Vale Saúde Sempre (2023).
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

b)	Licenses / Authorizations

Extensions of authorizations for the use of radio frequency bands

Information on the authorizations of each sub-band held by the Company for use in the SMP, as well as the events that occurred in 2024 related to their respective extensions (when applicable), is as below.

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations
700 MHz	National	—	2029
850 MHz (1)	National (except AL, CE, PB, PE, PI e RN)	GO (sector 24 of PGO); MS (sector 21 of the PGO); MG (PGO sector 2); RS (sector 29 of the PGO) and SP (except sector 33 of the PGO)	2024-2028
900 MHz	ES, RJ, AM, AP, RR, PA, MA, SE, BA, AC, DF, MT, RO, MS, SC, TO, RS, GO and PR	MS (sector 21 PGO); RS ( sector 29 do PGO); GO (setor 24 do PGO) and PR (sector 19 PGO)	2023 (expired) (2)
	MG, AM, RR, AP, PA, MA, BA, SE e SP (except area 11)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
1.800 MHz	National (except MG)	—	2032
	National (except area 43 - PR)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035
	MG (sector 2 PGO)	—	2032
2.100 MHz	National	—	2038
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 PGO), RS, PR and SC	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2038
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 PGO); MG (sector 2 PGO); MS (sector 21 PGO) and GO (sector 24 PGO)	2041
2.500 MHz	National	—	2027-2031
3.500 MHz	National	—	2041
26 GHz	National	—	2041

(1) Extension of authorizations in 850 MHz: In accordance with the provisions of Agreement No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for the use of the 850 MHz subbands held by the Company in the States of São Paulo and Mato Grosso, whose validity ended, respectively, in the months of January and March 2024. As with other authorizations in 850 MHz, ANATEL determined that the amount due for the extension must be calculated at net present value (“NPV”), to reflect, according to ANATEL, the real economic value (market value) of the sub-ranges.

(2) Non-extension of authorizations in 900 MHz (except MG): The Board of Directors of ANATEL, through Agreement No. 105, of April 28, 2023, determined that the terms of authorization associated with the sub-bands in 900 MHz would not be extended, except in the State of Minas Gerais (sectors 2 and 3 of the PGO), claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company.

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

c)	Amortization rates

The table below presents the annual amortization rates.

	Company						Consolidated
Description	06.30.2024			12.31.2023			06.30.2024			12.31.2023
Licenses	3.60%	to	21.43%	3.60%	to	20.34%	3.60%	to	21.43%	3.60%	to	20.34%
Softwares	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.50%	5.13%	to	23.50%
Customer portfolio	10.00%	to	12.50%	9.52%	to	12.50%	10.00%	to	20.70%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

15.	PERSONNEL, SOCIAL CHARGES AND BENEFITS
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Social charges and benefits	699,493	519,842	755,115	564,001
Profit sharing	304,529	490,778	319,301	513,862
Share-based payment plans (Note 29)	126,766	151,904	128,735	154,689
Salaries and wages	31,443	30,309	35,263	31,897
Others	—	—	20,338	20,885
Total	1,162,231	1,192,833	1,258,752	1,285,334

Current	1,116,981	1,133,158	1,192,593	1,204,183
Non-current	45,250	59,675	66,159	81,151

16.	TRADE ACCOUNTS PAYABLE
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Sundry suppliers (Opex, Capex, Services e Material)	8,160,930	6,885,611	8,590,439	7,213,698
Related parties (Note 28)	773,387	603,047	681,644	509,836
Amounts payable (operators, cobilling)	218,793	221,777	218,793	221,777
Interconnection / interlink	380,772	224,634	380,772	224,634
Total	9,533,882	7,935,069	9,871,648	8,169,945

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

17.	TAXES, CHARGES AND CONTRIBUTIONS PAYABLE
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
FISTEL(1)	4,523,129	3,502,492	4,523,129	3,502,492
ICMS	1,304,636	1,299,825	1,368,606	1,360,800
PIS and COFINS	349,449	349,293	378,507	371,126
Fust and Funttel	102,065	99,710	102,065	99,710
Other taxes	166,994	145,730	182,872	167,109
Total	6,446,273	5,397,050	6,555,179	5,501,237

Current	1,582,735	1,561,819	1,628,996	1,605,505
Non-current	4,863,538	3,835,231	4,926,183	3,895,732

(1)	Refers to the remaining balances from 2020 to 2024 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability.
18.	DIVIDENDS AND INTEREST ON EQUITY (IOE)
a)	Interest on equity receivable
	Company
	2024	2023
Balance at the beginning of the year	2,503	15,422
Supplementary dividends for the 2023 financial year - Terra Networks	169,132	47,124
Receipt of interest on IoTCo's equity	(2,452)	—
Balance on June, 30	169,183	62,546
2023 dividend receipt - Terra Networks		(39,546)
Capital increase in subsidiary - Terra Networks		(23,000)
Dividends and interest on equity receivable (IoTCo, AIX and ACT)		2,503
Balance at the end of the year		2,503

The consolidated information presents a R$51 receivable from AIX and ACT.

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as “Investing Activities“.

b)	Dividends and interest on equity payable
b.1)	Balances
	Consolidated
	06.30.2024	12.31.2023
Telefónica	279,247	713,232
Telefónica Latinoamérica Holding	268,026	684,570
Telefónica Chile	412	1,053
Telefónica IoT & Big Data Tech	—	2,453
Non-controlling shareholders	608,707	846,576
Total	1,156,392	2,247,884

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

b.2)	Changes in balances
	Consolidated
	2024	2023
Balance at the beginning of the year	2,247,884	3,187,417
Supplementary dividends for 2023	—	826,731
Interim interest on equity (net of IRRF) and dividends	726,750	608,600
Payment of dividends and interest on equity	(1,821,356)	(1,723,668)
IRRF on shareholders exempt/immune from interest on equity	3,114	1,343
Balance on June 30, 2024	1,156,392	2,900,423
Unclaimed dividends and interest on equity		1,591,953
Unclaimed dividends and interest on equity		(139,766)
Payment of dividends and interest on equity		(2,108,944)
IRRF on shareholders exempt/immune from interest on equity		4,218
Balance at the end of the year		2,247,884

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are classified as in “Financing Activities“.

19.	PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Provisions and changes in balances when loss is considered probable for contingent liabilities, provisions for decommissioning, refunds to customers and fines for cancellation of lease contracts are in the table below.

Provision for legal demands: The Company and its subsidiaries are parts to administrative; labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Contingent considerations: Refers to the amounts of contingent liabilities arising from the business combinations on the acquisition of control of VivoPart. in 2011, GVTPart. in 2015, Garliava and Vita IT in 2022), and VSS (2023), related to civil, labor and tax lawsuits at fair values.

Provision for fines for canceling lease agreements: Refers to the provision for fines for canceling lease agreements arising from Garliava, resulting from the sale or shutdown of sites.

Provision for decommissioning of assets: Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement. These costs are provisioned as the present value of amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Refunds to customers (Supplementary Law No. 194/2022): On July 23, 2022, Complementary Law No. 194, was enacted, which deals with the incidence of taxes on various sectors considered to be essential and indispensable for goods and services, leading to a reduction in the ICMS tax rate on communications services and determination of a respective refund of these amounts to customers. An estimate to be refunded to customers was made in the second half of 2022, in return for discounts granted and returns of gross operating revenue.

a)	Balances and changes
	Company
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent considerations	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2022	2,389,825	1,869,035	1,187,314	517,577	492,837	—	395,902	599,605	7,452,095
Merger - Garliava	—	—	3	—	456,379	454,857	53,512	2,277	967,028
Additions (reversal), net (Note 26)	49,633	17,138	164,055	170,022	(17,537)	—	(16,310)	—	367,001
Other additions (reversal)	—	—	(188)	—	—	—	—	—	(188)
Write-offs due to payment	(8,560)	(77,725)	(262,404)	(148,129)	—	(40,291)	—	(504,156)	(1,041,265)
Interest accruals (Note 27)	74,261	76,924	168,700	74,319	40,240	—	9,168	—	443,612
Balance on June 30, 2023	2,505,159	1,885,372	1,257,480	613,789	971,919	414,566	442,272	97,726	8,188,283
Additions (reversal), net	31,831	(81,590)	137,830	198,144	(9,649)	(260,198)	(50,233)	—	(33,865)
Other additions	—	—	(502)	—	—	—	8,971	—	8,469
Write-offs due to payment	(10,208)	(88,504)	(229,181)	(221,479)	—	(113,375)	—	(1,125)	(663,872)
Interest accruals	124,327	45,588	57,308	89,014	28,764	—	6,236	—	351,237
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)(1)	(12,097)	15,688	140,959	193,361	(9,655)	9,342	(1,486)	—	336,112
Other additions (reversal)(1)	(371,052)	—	—	—	—	14,929	5,286	—	(350,837)
Write-offs due to payment	(11,669)	(10,772)	(173,621)	(196,620)	—	(1,284)	—	(3,108)	(397,074)
Interest accruals (Note 27)(1)	(238,030)	79,523	170,574	93,518	34,968	—	(1,283)	—	139,270
Balance on June 30, 2024	2,018,261	1,845,305	1,360,847	769,727	1,016,347	63,980	409,763	93,493	7,577,723

Balance on December 31, 2023
Current	15,034	32,363	333,347	378,376	—	40,993	222	96,601	896,936
Non-current	2,636,075	1,728,503	889,588	301,092	991,034	—	407,024	—	6,953,316

Balance on June 30, 2024
Current	85,000	35,550	470,857	524,339	—	63,980	—	93,493	1,273,219
Non-current	1,933,261	1,809,755	889,990	245,388	1,016,347	—	409,763	—	6,304,504

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent considerations	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 26)	51,993	17,138	164,393	169,744	(17,537)	—	(29,601)	—	356,130
Other additions	—	—	(188)	—	—	—	—	—	(188)
Write-offs due to payment	(8,560)	(77,725)	(263,792)	(152,874)	—	(68,054)	—	(504,156)	(1,075,161)
Business combination – Vita IT	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre	—	—	—	—	2,357	—	—	—	2,357
Interest accruals (Note 27)	76,891	76,924	168,617	74,121	40,438	—	9,168	—	446,159
Balance on June 30, 2023	2,603,751	1,885,372	1,261,930	631,181	985,103	414,566	442,272	97,726	8,321,901
Additions (reversal), net	31,832	(81,590)	138,307	197,112	(9,649)	(260,198)	(50,235)	—	(34,421)
Other additions	—	—	(502)	—	—	—	8,971	—	8,469
Write-offs due to payment	(10,210)	(88,504)	(230,036)	(224,265)	—	(113,375)	—	(1,125)	(667,515)
Business combination – Vale Saúde Sempre	1,063	—	—	936	(1,470)	—	—	—	529
Interest accruals	126,887	45,588	57,296	88,748	28,917	—	6,238	—	353,674
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)(1)	(9,745)	15,688	141,822	193,160	(10,065)	9,342	(1,486)	—	338,716
Other additions (reversal)(1)	(375,480)	—	—	3	—	14,929	5,286	—	(355,262)
Write-offs due to payment	(11,711)	(10,772)	(174,744)	(198,310)	—	(1,284)	—	(3,108)	(399,929)
Interest accruals (Note 27)(1)	(235,549)	79,523	171,222	93,551	35,655	—	(1,282)	—	143,120
Balance on June 30, 2024	2,120,838	1,845,305	1,365,295	782,116	1,028,491	63,980	409,764	93,493	7,709,282

Balance on December 31, 2023
Current	15,034	32,363	334,152	381,606	—	40,993	222	96,601	900,971
Non-current	2,738,289	1,728,503	892,843	312,106	1,002,901	—	407,024	—	7,081,666

Balance on June 30, 2024
Current	85,000	35,550	471,983	527,728	—	63,980	—	93,493	1,277,734
Non-current	2,035,838	1,809,755	893,312	254,388	1,028,491	—	409,764	—	6,431,548

(1)	Tax provisions includes the effects of joining the State of São Paulo Amnesty program - Law 17,843/23, described in item b) of this note, being: (i) R$26,832 of reversal of operational provisions, Note 26; (ii) R$329,937 reversal of interest accruals, Note 27; and (iii) R$371,052, referring to debt assumption (financing) of the residual balance, Note 20..

b)	Tax provision and contingencies

State of São Paulo Refinancing and Amnesty Program – Law 17,843/2023

The Government of the State of São Paulo established, through Law 17,843/2023, a tax refinancing and amnesty and installment refinancing program offered to taxpayers to promote clear their tax obligations at a discount (“Refinancing and Amnesty Program”).

The State Attorney General's Office (“PGE”) published notice no. 01/2024 including ICMS obligations, accruing late penalty interest at rate above the SELIC rate when registered as Active State Debt.

The program forgives all late payment interest and 50% of the remaining balance, limited to the principal amount of the obligations. Fees are payable to the PGE on the total amount.

On April 22, 2024, Management, under the advice of its legal advisors, joined the Refinancing and Amnesty Program, for ICMS, for the provisioned amount of R$727,821, which was reduced to R$371,052.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The Company recognized the Refinancing and Amnesty Program effects as follows: (i) write-off of the balance of provisions for contingencies by R$727,821 (Note 19); (ii) effects on results: reversal of financial expenses from interest accruals on contingencies of R$329,937 (Note 27) and reversal of contingencies in operating expenses of R$26,832 (Note 26) and; (iii) Recognition of obligations of R$371,052, which will be paid in up to 60 installments adjusted by the SELIC rate (Note 20).

	Company		Consolidated
Nature/Degree of Risk	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Provision	2,018,261	2,651,109	2,120,838	2,753,323
Federal	671,054	694,782	772,179	796,996
State	706,816	1,329,319	706,816	1,329,319
Municipal	50,320	48,917	51,772	48,917
FUST	590,071	578,091	590,071	578,091
Possible contingencies	38,073,144	36,796,698	38,388,846	36,963,009
Federal	4,332,015	3,512,272	4,354,716	3,534,240
State	23,579,123	23,128,716	23,579,228	23,130,420
Municipal	526,201	513,084	795,708	633,097
FUST, FUNTTEL and FISTEL	9,635,805	9,642,626	9,659,194	9,665,252
b.1)	Tax provision

Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowed credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Changes in the State tax proceedings for which loss is probable, include the reduction of the original R$727,821 balance upon joining the Refinancing and Amnesty Program (Note 19.b).

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible risk of loss – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to State of São Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.

Changes in the State tax proceedings for which loss is probable, includes the partial reduction of R$643,933 due to joining the Refinancing and Amnesty Program (Note 19.b).

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2024 and December 31, 2023, the consolidated amount totaled R$5,721,251 and R$5,575,026, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2024 and December 31, 2023, the consolidated amount totaled R$1,892,793 and R$1,828,910, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On June 30, 2024 and December 31, 2023, the consolidated amount totaled R$2,045,150 and R$2,261,316, respectively.

c)	Regulatory provision and contingencies
	Company / Consolidated
Nature/Degree of Risk	06.30.2024	12.31.2023
Provision	1,845,305	1,760,866
Possible contingencies	7,290,667	6,765,178

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

c.1)	Regulatory provision

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL at the administrative level. The dispute includes the obligation to pay on mobile service (payment, every two years, referring to the right to use radio frequencies applicable to the SMP), the Company's obligations related to non-compliance with the rights of service consumers of telecommunications, compliance with quality indicators and compliance with coverage targets set out in the auction notice for acquiring the right to use spectrum.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss of R$771,987 estimated on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

c.2)	Possible risk of losses – regulatory contingencies

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item c.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.
•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO“) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On June 30, 2024 and December 31, 2023, the amount including interest and interesy accruals totaled approximately R$605,482 and R$586,512, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

•	The Company's legal process to annul CADE's decision, which understood that the operators (Claro, Oi Móvel and the Company) practiced anti-competitive conduct when composing the Consórcio Rede Correios to compete in electronic auction nº 144/2015, carried out by Empresa Brasileira de Correios and Telegraphs; as well as that there was alleged price discrimination, on the part of the Company, in relation to services offered to the company BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394. Such action aims to seek annulment of the aforementioned sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in public bidding; (ii) lack of typicality and impossibility of sanctioning by analogy and; (iii) lack of clear criteria for calculating the sanction and lack of reasonableness. The case is in the first instance awaiting ruling.
•	Process initiated by ANATEL to determine possible measures regarding the possible transfer of gains resulting from the STF decision, which excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017 in the concession plans. In this process, the Attorney General's Office and the technical area of ANATEL understand that such gains do not result from business efficiency, but rather from a change in the tax order. The return proposal suggested by ANATEL would be through a tariff review for basic plans and the construction of high-capacity backhaul infrastructure for alternative plans, totaling R$1,479,525 as of the judgment by ANATEL's Board of Directors in December 2023 , which we assess as having a possible chance of loss. This amount is part of the balance of the concession negotiations, especially in Process No. 036.366/2023-4 in progress at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention (SecexConsenso) and Process No. 53500.013207/2023-74 before ANATEL. In the event that negotiations do not prosper, the case may be challenged through arbitration proceedings. The process had a suspensive effect pending judgment of the request for reconsideration by the ANATEL Board of Directors.
•	Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets with an applied fine of R$127 million, could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment in installation of 4G radio base station in 188 locations without this technology. Installation should take place with in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.
•	The Company is a party to lawsuits that discuss annulling contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.
d)	Civil provision civil contingencies
	Company		Consolidated
Nature/Degree of Risk	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Provision	1,360,847	1,222,935	1,365,295	1,226,995
Possible contingencies	2,109,659	2,118,682	2,118,685	2,126,718
d.1)	Civil provision

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On June 30, 2024 and December 31, 2023, the provision was R$165,221 and R$157,960, respectively.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

•	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On June 30, 2024 and December 31, 2023, the provision was R$323,554 and R$304,454, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On June 30, 2024 and December 31, 2023, the provision was R$876,520 and R$764,581, respectively.
d.2)	Possible losses – civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, which was not heard by the Superior Court of Justice. Management is unable to reasonably estimate a liability with respect to this claim currently.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region.
e)	Labor provision and contingencies
	Company		Consolidated
Nature/Degree of Risk	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Provision	769,727	679,468	782,116	693,712
Possible contingencies	1,474,789	1,572,790	1,492,222	1,587,544

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (those claiming subsidiary obligor or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

20.	FINANCING, DEBENTURES AND LEASE

On June 30, 2024, the contractual conditions of loans, financing, debentures and leases are the same as in note 21) Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the fiscal year ended December 31, 2023, except for the entry of the value of joining the Refinancing and Amnesty Program of the State of São Paulo - Law 17,843/2023, item a.4), of this note.

a)	Balance
	Consolidated
	06.30.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	4,199,539	9,440,125	13,639,664	3,877,090	9,718,949	13,596,039

Debentures (7th issue) (a.2)	190,787	3,500,000	3,690,787	221,589	3,500,000	3,721,589

Financing	188,753	1,360,774	1,549,527	376,981	1,042,618	1,419,599
5G Licences	62,435	998,964	1,061,399	351,291	949,395	1,300,686
Liabilities for the acquisition of a company (a.3)	21,550	43,831	65,381	25,690	63,198	88,888
SP – Refinancing and Amnesty Program (a.4)	104,032	250,690	354,722	—	—	—
Other creditors (a.5)	736	67,289	68,025	—	30,025	30,025
Total	4,579,079	14,300,899	18,879,978	4,475,660	14,261,567	18,737,227
a.1)	Leases

The Company and its subsidiaries have contracts classified as leases for: (i) rental of structures (towers and rooftops), resulting from sale and leaseback operations; (ii) rental of sites built in the Built to Suit (“BTS”) model for the installation of antennae and other equipment and transmission means; (iii) rental of computer equipment; and (iv) rental of infrastructure and transmission means; offices, shops and commercial properties.

The consolidated annual weighted average rates of the lease contracts were 12.06% and 12.79%, with average maturity terms of 5,13 years and 5.38 years on June 30, 2024 and December 31, 2023, respectively).

The balances of the lease payables are as follows:

	Consolidated
	06.30.2024	12.31.2023
Nominal value payable	18,191,810	18,075,084
Unrealized financial expenses	(4,552,146)	(4,479,045)
Present value payable	13,639,664	13,596,039

Current	4,199,539	3,877,090
Non-current	9,440,125	9,718,949

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

a.2)	Debentures

On July 14, 2022, the Company completed the payment of the 7th issue of simple debentures, not convertible into shares, of the unsecured type, in 2 series. 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand reais), with a total nominal value of R$3,500,000 and the settlement of the respective public offering was concluded with restricted efforts, being: (i) 1st series, with a nominal value of R$1,500,000, pays CDI + 1.12% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid upon maturity on July 12, 2025; and (ii) 2nd series, with a nominal value of R$2,000,000, pays CDI + 1.35% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid on July 12, 2027.

The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ASG”) performance), which allows them to be classified as “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, standard for this type of offer, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), automatically or not, such as: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; and (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures.

Failure to comply with or fulfill any of these covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On June 30, 2024 and December 31, 2023, all applicable covenants were complied with by the Company.

a.3)	Liabilities for the acquisition of companies

a.3.1) Acquisition of Vita IT by TIS

The total consideration transferred for the acquisition in 2022 of Vita IT by TIS, an indirect subsidiary of the Company, was R$110,220, indexed to the IPCA from the transaction date until the actual payment. Of this amount, R$42,000 was paid in cash at the time of completion of the transaction, R$12,160 were paid by June 30, 2024 and the remainder will be paid according to contractual clauses. The balances on June 30, 2024 and December 31, 2023 were R$61,987 and R$63,605, respectively.

a.3.2) Acquisition of Vale Saúde Sempre by POP

The total consideration transferred for the acquisition of Vale Saúde Sempre by POP, including the price adjustments agreed between the parties, was R$62,033, bearing DI rate interest between the date of the transaction and the respective payment. Of this amount, R$37,029 was paid in cash at the time of completion of the Transaction, R$26,576 were paid by June 30, 2024 and the remainder will be paid, in accordance with contractual clauses. The balances on June 30, 2024 and December 31, 2023 were R$3,394 and R$25,283, respectively.

a.4) SP Refinancing and Amnesty Program

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

As described in Note 19.b), on April 22, 2024, the Company's Management, under the advice of its legal advisors, joined the Refinancing and Amnesty Program, for ICMS obligations, falling within the requirements of Law 17,843/2023. As a result of this process, the remaining portion of R$371,052 was classified as financing, which will be partially settled by offsetting a judicial deposit and the remainder will be paid in up to 60 installments adjusted by SELIC interest. The balance on June 30, 2024 was R$354,722.

a.5) Other creditors

In 2023 and 2024, Polígono made contributions to Vivo Money and Vivo Money II, through the subscription of senior shares, being: (i) in 2023: contributions of R$30,000 to Vivo Money; and R$25 on Vivo Money II; (ii) in 2024: contributions of R$37,289 to Vivo Money and R$711 to Vivo Money II.

These contributions mature on July 31, 2028, bearing CDI interest, year of 252 days, spread of 3.75% p.a. and amortization of the principal from August 31, 2025.

The balances on June 30, 2024 and December 31, 2023 were R$68,025 and R$30,025, respectively.

b)	Repayment schedule (non-current)
	Consolidated
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of companies	SP – Refinancing and Amnesty Program	Other creditors	Total
13 to 24 months	3,004,450	1,500,000	62,435	23,638	65,374	20,565	4,676,462
25 to 36 months	2,166,483	—	62,435	16,799	65,374	22,429	2,333,520
37 to 48 months	1,599,381	2,000,000	62,435	—	65,374	22,425	3,749,615
49 to 60 months	1,199,220	—	62,435	1,358	54,568	1,870	1,319,451
From 61 months	1,470,591	—	749,224	2,036	—	—	2,221,851
Total	9,440,125	3,500,000	998,964	43,831	250,690	67,289	14,300,899

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

c)	Changes in balances
	Consolidated
	Leases	Debentures	5G Licences	Loans and financing	Liabilities for the acquisition of companies	SP – Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	—	19,301,796
Additions(1)	536,462	—	—	—	—	—	—	536,462
Exchange variation (Note 27)	—	—	—	(84,647)	—	—	—	(84,647)
Financial charges / Fair value (Note 27)	650,972	248,263	40,887	48,749	24,854	—	—	1,013,725
Business combination – Vale Saúde Sempre	—	—	—	—	25,815	—	—	25,815
Write-offs (cancellation of contracts)	(15,759)	—	—	—	—	—	—	(15,759)
Write-offs (payments) – Principal	(1,209,957)	—	(285,250)	(4)	(24,038)	—	—	(1,519,249)
Write-offs (payments) – financial charges	(696,077)	(253,524)	(17,883)	(17,101)	(4,972)	—	—	(989,557)
Balance on June 30, 2023	11,298,244	3,731,572	1,581,725	1,020,087	636,958	—	—	18,268,586
Additions(1)	4,202,532	—	—	—	—	—	30,025	4,232,557
Exchange variation	—	—	—	32,393	—	—	—	32,393
Financial charges / Fair value	741,598	238,258	64,676	19,768	13,216	—	943	1,078,459
Dispute settlement agreement – Oi mobile UPI Acquisition – Reversion to results for the period	—	—	—	—	(277,507)	—	—	(277,507)
Dispute settlement agreement – Oi mobile UPI acquisition – Compensation with judicial deposits	—	—	—	—	(277,507)	—	—	(277,507)
Write-offs (cancellation of contracts)	(316,068)	—	—	—	(6,271)	—	—	(322,339)
Write-offs (payments) – Principal	(1,544,952)	—	(331,686)	(1,056,056)	—	—	—	(2,932,694)
Write-offs (payments) – financial charges	(785,315)	(248,241)	(14,029)	(16,192)	(1)	—	(943)	(1,064,721)
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Additions(1)	1,257,575	—	—	—	—	371,052	38,000	1,666,627
Financial charges / Fair value (Note 27)	793,630	207,123	48,206	—	3,561	5,899	3,680	1,062,099
Write-offs (cancellation of contracts)	(46,832)	—	—	—	(280)	—	—	(47,112)
Write-offs (payments) – Principal	(1,240,500)	—	(285,250)	—	(22,927)	(21,966)	—	(1,570,643)
Write-offs (payments) – financial charges	(720,248)	(237,925)	(2,243)	—	(3,861)	(263)	(3,680)	(968,220)
Balance on June 30, 2024	13,639,664	3,690,787	1,061,399	—	65,381	354,722	68,025	18,879,978

(1)	Rental income and the SP Refinancing and Amnesty Program do not affect cash.
21.	DEFERRED REVENUE
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Contractual Liabilities (costumer contracts)(1)	913,520	768,806	1,210,570	963,407
Disposal of PP&E(2)	64,986	68,699	120,062	97,414
Government grants	11,871	17,123	11,871	17,124
Other	7,984	7,997	7,984	8,658
Total	998,361	862,625	1,350,487	1,086,603

Current	866,362	738,343	1,216,361	960,078
Non-current	131,999	124,282	134,126	126,525

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

22.	OTHER LIABILITIES
	Company		Consolidated
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Reduction of the Company's capital (Note 1.c.3), net of IRRF	1,481,581	—	1,481,581	—
Surplus from post-employment benefit plans (Note 30)	1,107,086	1,066,574	1,118,489	1,077,083
Obligations payable to ANATEL(1)	969,815	929,520	969,815	929,520
Third-party withholdings(2)	185,144	195,701	193,124	205,315
Liabilities with related parties (Note 28)	127,623	9,115	125,442	5,671
Amounts to be refunded to customers	128,400	123,302	130,235	124,533
Other liabilities	50,488	44,939	50,103	43,558
Total	4,050,137	2,369,151	4,068,789	2,385,680

Current	2,116,388	501,711	2,126,304	509,495
Non-current	1,933,749	1,867,440	1,942,485	1,876,185

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP (Note 14.b).
(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.
23.	EQUITY
a)	Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without prior revision of its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, which may be placed through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition can be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

As described in Note 1.c.3), the Company reduced its share capital by R$1,500,000, without canceling shares, keeping the number of shares and the percentage of shareholders' participation in the Company's share capital unchanged.

The subscribed and paid-in share capital was R$62,071,416 and R$63,571,416 on June 30, 2024 and December 31, 2023, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	06.30.2024		12.31.2023
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	75.29%	1,244,240,476	75.29%
Telefónica	634,398,912	38.38%	634,398,912	38.38%
Telefónica Latinoamérica Holding	608,905,051	36.85%	608,905,051	36.85%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	402,699,928	24.37%	408,343,528	24.71%
Treasury Shares	5,647,956	0.34%	4,356	— %
Total shares	1,652,588,360	100.00%	1,652,588,360	100.00%
Treasury Shares	(5,647,956)		(4,356)
Total shares outstanding	1,646,940,404		1,652,584,004

Book value per outstanding share:
On 06/30/2024				R$ 41.95
On 12/31/2023				R$ 42.10
b)	Company's share buyback program

On March 4, 2024, the Company's Board of Directors, in accordance with article no. 15, item XV of the Company's Bylaws and CVM Resolution no. 77/2022, approved a new share buyback program to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing share capital, with the purpose of increasing value for shareholders through the efficient application of available cash resources, optimizing the allocation of the Company's capital.

The repurchase of shares will be carried out not to exceed 40,827,672 common shares, through the use of resources available in the statutory profit reserve, and the result calculated in the current fiscal year may also be used, in accordance with article 8, § 1 , items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1 billion.

This program runs from March 5, 2024 and ends on February 4, 2025.

In the period ended June 30, 2024, the Company repurchased 5,643,600 common shares, in the total amount of R$257,033, using resources from the results already realized in the current year to date.

c)	Capital reserves

The balance of R$63,095 on June 30, 2024 and December 31, 2023, is subdivided into:

•	Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance of this item on June 30, 2024 and December 31, 2023 was R$63,074.
•	Treasury shares: The outstanding balance is R$194 on June 30, 2024 and December 31, 2023.
•	Other capital reserves: Refers to the effects of capital transactions upon acquisition, disposal and merger of companies by the Company and/or its subsidiaries. The balance was R$215 on June 30, 2024 and December 31, 2023.
d)	Income reserves

The balances were R$5,700,531 and R$5,885,575 on June 30, 2024 and December 31, 2023, respectively, subdivided into:

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

• Legal reserve: Mandatory appropriation of 5% of the net profit for the year, until the reserve reaches 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset any accumulated deficit. The balances on June 30, 2024 and December 31, 2023 were R$3,841,022.

•         Treasury shares: Refers to the repurchases of 5,643,600 common shares, from results realized in the current fiscal year, as provided for in the Company's share repurchase program. The balance of this item was R$257,033 on June 30, 2024.

• Tax incentives: The Company has tax benefits related to: (i) ICMS from the State of Minas Gerais and Espírito Santo, referring to credits, linked to investments in the installation of SMP support equipment, in full functioning and operational order, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the States in the North and Northeast regions of the country (SUDAM and SUDENE areas). A portion of these tax benefits was excluded from the calculation of dividends and may only be used in cases of capital increase or loss absorption. The balances of this item were R$385,570 and R$313,581 on June 30, 2024 and December 31, 2023, respectively.

• Reserve for Remuneration to Shareholders and Investments: Statutory reserve created by the Company under the terms of article 194 of the Brazilian Corporation Law, to which, upon Management's proposal, up to 50% of the net profit for the year will be allocated, provided that the balance does not exceed, in total, 20% of the Company's share capital, in order to ensure resources for: (i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or interim dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. On April 11, 2024, the Company's EGM approved the creation of this statutory reserve, and, at the Ordinary General Meeting (“AGM”) immediately following this EGM, an appropriation was made of R$1,730,972 of the net profit for the year ended December 31, 2023 to the reserve. The balance of this item was R$1,730,972 on June 30, 2024 and December 31, 2023. Repurchases of common shares will be deducted from this reserve, at the time of the effective cancellation of the shares.

e)	Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

e.1)	Interim interest on equity for 2024

At meetings of the Company's Board of Directors, interest on equity was declared, in accordance with article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the year ending on December 31, 2024, ad referendum of the Shareholders' AGM to be held in 2025, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
03/14/2024	03/28/2024	04/30/2025	300,000	255,000	0.15430380506
04/16/2024	04/29/2024	04/30/2025	380,000	323,000	0.19545148641
06/14/2024	06/26/2024	04/30/2025	175,000	148,750	0.09029252997
Total			855,000	726,750
e.2)	Interest on Equity and Dividends for 2023

At the AGM held on April 11, 2024, the accounts were approved, and the Management Report and Financial Statements were examined, discussed and voted on, accompanied by the Independent Auditors' Report, the Opinion of the Audit and Control Committee and the Opinion of the Fiscal Council, referring to the year ended on December 31, 2023, as well as the proposal for the allocation of 2023 results.

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The details of the allocation of results are the same as those disclosed in Note 24) Shareholders' Equity, item d), disclosed in the financial statements for the year ended December 31, 2023.

	Dates
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.05420598981
IOE	03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.14834705593
IOE	05.15.2023	05.31.2023	04.23.2024	320,000	272,000	0.16386448053
IOE	07.17.2023	07.31.2023	04.23.2024	405,000	344,250	0.20761977781
IOE	08.15.2023	08.31.2023	04.23.2024	265,000	225,250	0.13597484254
IOE	09.11.2023	09.22.2023	04.23.2024	200,000	170,000	0.10262252267
IOE	10.10.2023	10.23.2023	04.23.2024	150,000	127,500	0.07698872139
IOE	12.14.2023	12.26.2023	04.23.2024	850,000	722,500	0.43719411434
Total				2,586,000	2,198,100
f)	Equity valuation adjustment

Cumulative translation adjustment from transactions of investees abroad: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Company / Consolidated
	Cumulative translation adjustment from investees abroad translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(7,420)	—	—	(7,420)
Losses from derivatives	—	—	(4,821)	(4,821)
Losses on financial assets at fair value	—	(46)	—	(46)
Balance on June 30, 2023	53,962	(9,260)	(4,806)	39,896
Translation gains	2,614	—	—	2,614
Gains from derivatives	—	—	4,213	4,213
Losses on financial assets at fair value	—	(14)	—	(14)
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	13,400	—	—	13,400
Gains from derivatives	—	593	—	593
Losses on financial assets at fair value	—	—	(5)	(5)
Balance on June 30, 2024	69,976	(8,681)	(598)	60,697

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

g)	Non-controlling shareholders
	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2023	96,607	43,055	22,746	162,408
Company	48,313	42,195	11,375	101,883
Non-controlling shareholders	48,294	860	11,371	60,525

Capital contributions in the period	—	30,100	—	30,100
Company	—	29,498	—	29,498
Non-controlling shareholders	—	602	—	602

Statements of income movements in the period	8,621	3,953	11,538	24,112
Company	4,311	3,874	5,770	13,955
Non-controlling shareholders	4,310	79	5,768	10,157

Equity on June 30, 2024	105,228	77,108	34,284	216,620
Company	52,624	75,567	17,145	145,336
Non-controlling shareholders	52,604	1,541	17,139	71,284
h)	Reconciliation of parent company and consolidated net income
	Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Company's net income (Company)	1,221,830	1,122,531	2,117,461	1,957,200
Participation of non-controlling shareholders	9,679	(1,546)	10,157	(1,627)
IoTCo Brasil	2,319	1,313	4,310	3,411
Vivo Ventures	75	(8)	79	(15)
CloudCo Brasil	7,285	(2,851)	5,768	(5,023)
Company's net income (Consolidated)	1,231,509	1,120,985	2,127,618	1,955,573
i)	Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Net income for the period	1,221,830	1,122,531	2,117,461	1,957,200

Weighted average number of outstanding common shares for the period (in thousands)	1,650,731	1,660,424	1,651,658	1,661,288

Basic and diluted earnings per common share (R$)	0.74	0.68	1.28	1.18

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

24.	NET OPERATING REVENUE
	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Gross operating revenue	18,416,898	16,975,572	36,460,289	33,602,628	18,954,811	17,407,649	37,550,652	34,671,812
Services(1)	16,590,072	15,325,297	32,724,936	30,133,137	17,100,352	15,731,163	33,754,379	31,148,859
Sale of goods(2)	1,826,826	1,650,275	3,735,353	3,469,491	1,854,459	1,676,486	3,796,273	3,522,953

Deductions from gross operating revenue	(5,214,374)	(4,620,932)	(10,200,970)	(9,071,198)	(5,275,875)	(4,674,940)	(10,326,081)	(9,218,193)
Tax	(2,724,369)	(2,625,303)	(5,392,028)	(4,998,467)	(2,782,003)	(2,676,268)	(5,512,331)	(5,127,572)
Services	(2,342,192)	(2,265,070)	(4,614,359)	(4,243,002)	(2,392,019)	(2,311,331)	(4,714,583)	(4,362,362)
Sale of goods	(382,177)	(360,233)	(777,669)	(755,465)	(389,984)	(364,937)	(797,748)	(765,210)

Discounts granted and return of goods	(2,490,005)	(1,995,629)	(4,808,942)	(4,072,731)	(2,493,872)	(1,998,672)	(4,813,750)	(4,090,621)
Services	(1,926,550)	(1,533,649)	(3,663,900)	(3,114,002)	(1,926,552)	(1,533,652)	(3,663,902)	(3,127,070)
Sale of goods	(563,455)	(461,980)	(1,145,042)	(958,729)	(567,320)	(465,020)	(1,149,848)	(963,551)

Net operating revenue	13,202,524	12,354,640	26,259,319	24,531,430	13,678,936	12,732,709	27,224,571	25,453,619
Services	12,321,330	11,526,578	24,446,677	22,776,133	12,781,781	11,886,180	25,375,894	23,659,427
Sale of goods	881,194	828,062	1,812,642	1,755,297	897,155	846,529	1,848,677	1,794,192

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

There was no customer that contributed more than 10% of operating revenue for the quarters ended June 30, 2024 and 2023.

25.	OPERATING COSTS AND EXPENSES
	Company
	Three-month period ended				Three-month period ended
	06.30.2024				06.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,285,235)	(1,386,446)	(284,476)	(3,956,157)	(2,131,553)	(1,470,966)	(244,618)	(3,847,137)
Depreciation and amortization(1)	(2,812,107)	(422,536)	(174,231)	(3,408,874)	(2,609,255)	(382,533)	(211,900)	(3,203,688)
Personnel	(280,526)	(857,961)	(260,400)	(1,398,887)	(265,148)	(838,931)	(205,231)	(1,309,310)
Cost of goods sold	(997,045)	—	—	(997,045)	(951,613)	—	—	(951,613)
Taxes, charges and contributions	(494,610)	(9,584)	(7,678)	(511,872)	(473,462)	(8,775)	(11,053)	(493,290)
Estimated impairment losses on accounts receivable (Note 5)	—	(339,310)	—	(339,310)	—	(338,690)	—	(338,690)
Rental, insurance, condominium and connection means	(363,282)	(19,295)	(12,140)	(394,717)	(308,635)	(19,350)	(11,111)	(339,096)
Materials and other operating costs and expenses	(19,287)	(31,883)	(10,743)	(61,913)	(18,682)	(31,739)	(9,202)	(59,623)
Total	(7,252,092)	(3,067,015)	(749,668)	(11,068,775)	(6,758,348)	(3,090,984)	(693,115)	(10,542,447)

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Company
	Six-month period ended				Six-month period ended
	06.30.2024				06.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(4,462,892)	(2,920,971)	(541,042)	(7,924,905)	(4,250,012)	(2,915,946)	(484,420)	(7,650,378)
Depreciation and amortization(1)	(5,574,627)	(807,204)	(387,245)	(6,769,076)	(5,194,601)	(764,031)	(422,362)	(6,380,994)
Personnel	(552,341)	(1,707,519)	(483,064)	(2,742,924)	(514,688)	(1,652,284)	(416,593)	(2,583,565)
Cost of goods sold	(2,036,301)	—	—	(2,036,301)	(1,979,025)	—	—	(1,979,025)
Taxes, charges and contributions	(1,003,616)	(19,726)	(20,759)	(1,044,101)	(941,210)	(18,473)	(19,413)	(979,096)
Estimated impairment losses on accounts receivable (Note 5)	—	(701,102)	—	(701,102)	—	(644,743)	—	(644,743)
Rental, insurance, condominium and connection means	(720,028)	(37,465)	(25,005)	(782,498)	(594,202)	(35,439)	(23,694)	(653,335)
Materials and other operating costs and expenses	(36,093)	(61,370)	(21,019)	(118,482)	(37,317)	(85,829)	(19,078)	(142,224)
Total	(14,385,898)	(6,255,357)	(1,478,134)	(22,119,389)	(13,511,055)	(6,116,745)	(1,385,560)	(21,013,360)

	Consolidated
	Three-month period ended				Three-month period ended
	06.30.2024				06.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,550,583)	(1,381,368)	(294,955)	(4,226,906)	(2,325,484)	(1,463,990)	(250,677)	(4,040,151)
Depreciation and amortization(1)	(2,814,564)	(424,041)	(175,306)	(3,413,911)	(2,609,682)	(384,545)	(212,661)	(3,206,888)
Personnel	(348,180)	(879,437)	(273,864)	(1,501,481)	(328,489)	(849,741)	(215,661)	(1,393,891)
Cost of goods sold	(1,011,394)	—	—	(1,011,394)	(968,117)	—	—	(968,117)
Taxes, charges and contributions	(499,830)	(9,585)	(8,844)	(518,259)	(485,157)	(8,777)	(11,165)	(505,099)
Estimated impairment losses on accounts receivable (Note 5)	—	(384,385)	—	(384,385)	—	(379,570)	—	(379,570)
Rental, insurance, condominium and connection means	(363,134)	(18,588)	(12,794)	(394,516)	(308,651)	(19,432)	(11,943)	(340,026)
Materials and other operating costs and expenses	(20,334)	(26,800)	(11,064)	(58,198)	(19,502)	(30,443)	(9,429)	(59,374)
Total	(7,608,019)	(3,124,204)	(776,827)	(11,509,050)	(7,045,082)	(3,136,498)	(711,536)	(10,893,116)

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Six-month period ended				Six-month period ended
	06.30.2024				06.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(5,012,393)	(2,910,543)	(558,795)	(8,481,731)	(4,691,471)	(2,919,025)	(495,498)	(8,105,994)
Depreciation and amortization(1)	(5,580,656)	(810,214)	(389,368)	(6,780,238)	(5,273,355)	(769,990)	(423,889)	(6,467,234)
Personnel	(682,909)	(1,749,427)	(507,680)	(2,940,016)	(641,918)	(1,672,591)	(437,341)	(2,751,850)
Cost of goods sold	(2,069,933)	—	—	(2,069,933)	(2,009,953)	—	—	(2,009,953)
Taxes, charges and contributions	(1,016,155)	(19,729)	(22,868)	(1,058,752)	(998,172)	(18,475)	(19,851)	(1,036,498)
Estimated impairment losses on accounts receivable (Note 5)	—	(782,687)	—	(782,687)	—	(733,017)	—	(733,017)
Rental, insurance, condominium and connection means	(719,805)	(36,242)	(26,176)	(782,223)	(604,041)	(35,256)	(25,297)	(664,594)
Materials and other operating costs and expenses	(44,660)	(52,231)	(22,277)	(119,168)	(39,568)	(83,423)	(19,528)	(142,519)
Total	(15,126,511)	(6,361,073)	(1,527,164)	(23,014,748)	(14,258,478)	(6,231,777)	(1,421,404)	(21,911,659)

(1)	Includes consolidated lease depreciation of R$1,675,038 and R$1,665,233 for the quarters ended June 30, 2024 and 2023, respectively (Note 13.c).

26.	OTHER INCOME (EXPENSES)
	Company
	Three-month period ended		Six-month period ended
	06.30.24	06.30.23	06.30.24	06.30.23
Recovered expenses and fines(1)	108,321	247,015	219,154	382,663
Provision for legal claims (Note 19)(2)	(159,305)	(228,369)	(328,256)	(383,311)
Other operating income (expenses)	(77,025)	28,018	(136,510)	40,346
Total	(128,009)	46,664	(245,612)	39,698

Other operating income	108,321	275,033	219,154	423,009
Other operating expenses	(236,330)	(228,369)	(464,766)	(383,311)
Total	(128,009)	46,664	(245,612)	39,698

	Consolidated
	Three-month period ended		Six-month period ended
	06.30.24	06.30.23	06.30.24	06.30.23
Recovered expenses and fines(1)	108,557	246,963	219,743	386,603
Provision for legal claims (Note 19)(2)	(160,964)	(228,695)	(330,860)	(385,731)
Other operating income (expenses)	(76,568)	20,039	(147,189)	17,162
Total	(128,975)	38,307	(258,306)	18,034

Other operating income	108,557	267,002	219,743	403,765
Other operating expenses	(237,532)	(228,695)	(478,049)	(385,731)
Total	(128,975)	38,307	(258,306)	18,034

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

(1)	On June 30, 2023, includes tax credit of R$206,528 arising from decisions on legal proceedings in favor of the Company that recognized PIS and COFINS tax credits (Note 9). The remaining balance refers to contractual fines and other tax credits.
(2)	In 2024, it includes the amount of R$26,832, reversal interest on legal claims uopn joing the SP Refinancing and Amnesty Program (Note 19.b).
27.	FINANCIAL INCOME (EXPENSES)
	Company
	Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Financial Income
Gain on derivative transactions (Note 31)	72,050	250,868	100,747	290,947
Interest income	142,653	104,196	285,575	205,922
Other foreign exchange gains and indexation(1)	37,449	201,444	79,010	365,178
Foreign exchange gains on loans and financing (Note 20)	—	55,483	—	84,647
Interest receivable (customers, taxes and other)	58,040	38,585	101,608	87,864
Other financial income	28,835	41,885	69,749	88,193
Total	339,027	692,461	636,689	1,122,751

Financial Expenses
Charges for financing, debentures and leases (Note 20)(2)	(523,858)	(472,427)	(1,055,426)	(999,411)
Interest on provision for legal claims (Note 19)(3)	125,565	(226,763)	(140,553)	(434,444)
Loss on derivative transactions (Note 31)	(46,626)	(285,152)	(76,342)	(410,404)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(149,201)	(142,537)	(252,453)	(265,132)
Other foreign exchange losses and charges (suppliers, taxes and others)	(70,305)	(23,470)	(91,954)	(89,574)
Other financial expenses	(37,870)	(37,758)	(74,093)	(82,437)
Total	(702,295)	(1,188,107)	(1,690,821)	(2,281,402)

Financial income (expenses), net	(363,268)	(495,646)	(1,054,132)	(1,158,651)

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month period ended		Six-month period ended
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
Financial Income
Gain on derivative transactions (Note 31)	73,032	250,868	102,353	290,947
Interest income	153,120	113,552	304,402	236,780
Other foreign exchange gains and indexation(1)	40,297	207,423	85,831	373,838
Foreign exchange gains on loans and financing (Note 20)	—	55,483	—	84,647
Interest receivable (customers, taxes and other)	58,692	40,062	103,171	89,822
Other financial income	34,069	42,874	76,883	90,383
Total	359,210	710,262	672,640	1,166,417

Financial Expenses
Charges for financing, debentures and leases (Note 20)(2)	(526,254)	(474,794)	(1,062,099)	(1,013,725)
Interest on provision for legal claims (Note 19)(3)	124,115	(227,389)	(144,402)	(436,991)
Loss on derivative transactions (Note 31)	(46,627)	(285,152)	(77,104)	(410,404)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(149,779)	(143,269)	(253,537)	(268,355)
Other foreign exchange losses and charges (suppliers, taxes and others)	(72,858)	(26,573)	(96,388)	(94,390)
Other financial expenses	(39,337)	(38,908)	(77,397)	(85,767)
Total	(710,740)	(1,196,085)	(1,710,927)	(2,309,632)

Financial income (expenses), net	(351,530)	(485,823)	(1,038,287)	(1,143,215)

(1)	On June 30, 2023, includes tax credits of R$224,884 arising from decisions on legal proceedings in favor of the Company, that recognized PIS and COFINS tax credits (Note 9).
(2)	Includes consolidated amounts of R$793,630 and R$650,972 for the periods ended June 30, 2024 and 2023, respectively, referring to lease charges (Note 20.c).
(3)	In 2024, includes R$329,937, reversal of interest on legal claims upon joingin the SP Refinancing and Amnesty Program (Note 19.b).
28.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
a)	Balances and transactions with related parties

The main related party transactions were with companies in the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a) Fixed and mobile telephone services, provided to Telefónica Group companies.

b) Fiber optic network construction consultancy service.

c) Values referring to installments receivable as a result of the sale of equity interests and capital contributions, as well as the updating of these values.

d) Shared services, within cost incurred.

e) Right to use certain software licenses and contracted maintenance and support services.

f) International transmission infrastructure for various contracted data circuits and connection services.

g) Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

h) Cost Sharing Agreement, reimbursement of expenses related to the digital business.

i) Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.

j) Data communication services and integrated solutions.

k) Long-distance calling and international roaming services

l) Disposal of assets

m) Brand fee, for the assignment of use of brand rights.

n) Rental of buildings, data circuit or infrastructure.

o) Factoring operations, financing line for services provided by Telefónica Group suppliers.

p) Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.

As described in Note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel.

Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		06.30.2024			12.31.2023
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	—	—	1,235	—	—	26,959
Telefónica	d)	—	—	61	—	—	252
Telefónica Moviles Chile	k)	—	2,353	—	—	1,425	—
		—	2,353	1,296	—	1,425	27,211
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j) / n)	—	4,791	267	—	5,128	136
Telefónica Venezolana	d) / k)	—	10,644	3,238	—	9,270	3,238
Telefônica Factoring do Brasil	d) / o)	—	2,223	79	—	1,560	40
Telefónica Global Solutions	e) / f) / k)	—	15,943	—	—	15,746	—
Telefónica Moviles Argentina	j) / k)	—	6,868	—	—	5,886	—
Telfisa Global BV	i)	26,725	—	—	19,474	—	—
Telxius Cable Brasil	a) / d) / f) / l)	—	3,789	221	—	17,545	240
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	59	15,910	—	496	10,164
Telefônica Infra	c)	—	—	161,009	—	—	156,775
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / e) / n)	—	1,382	49,313	—	6,691	39,188
Telefónica IoT & Big Data Tech	c) / d)	—	—	10,261	—	—	20,012
Other		—	5,550	15,882	—	5,177	11,242
		26,725	51,249	256,180	19,474	67,499	241,035
Total		26,725	53,602	257,476	19,474	68,924	268,246

Current assets
Cash and cash equivalents (Note 3)		26,725	—	—	19,474	—	—
Trade accounts receivable (Note 5)		—	53,602	—	—	68,924	—
Other assets (Note 11)		—	—	237,022	—	—	259,426
Non-current assets
Other assets (Note 11)		—	—	20,454	—	—	8,820

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		06.30.2024		12.31.2023
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Latinoamerica Holding	d)	759	—	—	997
Telefónica	d) / m)	40,449	120,777	100,886	110
Telefonica Moviles Chile	k)	896	—	451	—
		42,104	120,777	101,337	1,107
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k)	35,243	318	31,475	318
Telefónica Compras Electrónica	g)	32,877	—	25,924	—
Telefónica Innovación Digital, S.L.	h)	152,524	—	76,682	—
Telefónica Global Technology	e)	39,718	—	16,765	—
Telefónica Global Solutions	e) / f) / j) / k)	35,446	—	45,468	—
Telxius Cable Brasil	d) / f)	44,045	1,572	37,211	1,572
Companhia AIX Participações	p)	5,382	15,485	2,779	31,134
Telefónica IoT & Big Data Tech	h)	31,086	—	27,041	—
Telefonica Ciberseguranca e Tecnologia do Brasil	d) / e)	96,963	—	66,478	164
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	116,204	487	38,922	487
Other		50,052	2,288	39,754	2,023
		639,540	20,150	408,499	35,698
Total		681,644	140,927	509,836	36,805

Current liabilities
Trade accounts payable and other payables (Note 16)		681,644	—	509,836	—
Leases (Note 20)		—	15,485	—	31,134
Other liabilities (Note 22)		—	124,837	—	5,103
Non-current liabilities
Leases (Note 20)		—	—	—	—
Other liabilities (Note 22)		—	605	—	568

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

		Statement of income
		Six-month period ended
		06.30.2024			06.30.2023
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Latinoamerica Holding	d)	—	476	—	—	2,754	(1,274)
Telefónica	d) / m)	—	(260,115)	(21,434)	—	(212,218)	11,680
Telefonica Moviles Chile	k)	1,384	(739)	114	1,926	(773)	(28)
		1,384	(260,378)	(21,320)	1,926	(210,237)	10,378
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	2,619	(42,554)	4	8,508	(57,159)	—
Telefónica Digital España	d) / h)	—	(116,854)	(17,239)	—	(104,719)	10,138
Telefónica Del Perú	k)	5,250	(1,634)	131	627	(237)	(49)
Telefónica Global Technology	e)	—	(35,336)	(1,737)	—	(30,082)	900
Telefónica Global Solutions	e) / f) / j) / k)	19,889	(40,072)	1,145	20,693	(32,278)	(1,800)
Telxius Cable Brasil	a) / d) / f)	4,055	(117,575)	(4,336)	4,063	(117,307)	4,743
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / n)	242	(128,021)	—	448	(96,357)	—
Telefónica UK	k)	1,268	(3,644)	71	2,592	(1,449)	(3)
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(59,928)	(3,126)	—	(55,603)	5,587
Telefônica Infra	c)	—	—	4,234	—	—	8,203
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / d) / e) / l) / n) / p)	4,441	(192,751)	6,268	4,969	(103,486)	1,397
Telefónica Móveis Argentina	j) / k)	1,646	(2,420)	(524)	2,881	(2,179)	63
Other		2,575	(50,116)	(2,647)	3,151	(38,992)	(3,620)
		41,985	(790,905)	(17,756)	47,932	(639,848)	25,559
Total		43,369	(1,051,283)	(39,076)	49,858	(850,085)	35,937
b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the six periods ended June 30, 2024 and 2023 totaled R$34,742 and R$26,341, respectively. This includes R$18,773 (R$14,799 on June 30, 2023) for salaries, benefits and social charges and R$15,969 (R$11,542 on June 30, 2023) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the periods ended June 30, 2024 and 2023, the Directors and Officers did not receive any pension, retirement or similar benefits.

29.	SHARE-BASED PAYMENT PLANS

The Company's parent company, Telefónica, maintains different compensation plans linked to the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2023.

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The main plans in effect on June 30, 2024, are detailed below:

•	Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 162 active executives, with the potential right to receive 277,000 Telefónica shares. For this cycle, 89.45% of the indicators were achieved with delivery made on April 25, 2024 to 162 active executives and 247,800 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 115 active executives, with the potential right to receive 246,000 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 161 active executives, with the potential right to receive 322,500 Telefónica shares.

Cycle 2024-2026 (January 1, 2024 to December 31, 2025): with 143 active executives, with the potential right to receive 264,500 Telefónica shares.

•	Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 76 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,530,808 Telefónica shares. For this cycle, 89.45% of the indicators were achieved with delivery made on April 25, 2024 for 76 active executives and 1,369,308 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 91 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive 788,352 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 109 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,017,404 Telefónica shares.

Cycle 2024-2026 (January 1, 2024 to December 31, 2026): with 115 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,072,485 Telefónica shares.

•	Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 89 active executives (including 3 executives appointed under the Bylaws) of the Company, having the potential right to receive the value corresponding to 392,054 shares of the Company.

Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 104 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 461,310 shares of the Company.

Cycle 2024-2026: (January 1, 2024 to December 31, 2026): with 114 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 422,564 shares of the Company.

•	Telefónica Global Incentive Share Purchase Plan: Plan 100

On March 31, 2024, the Telefónica Global Share Purchase Plan cycle - Plan 100 was completed, with the delivery of shares on April 19, 2024 to employees who met the conditions established by the plan.

On June 30, 2024 and December 31, 2023, the consolidated liability balances of the share compensation plans were R$128,735 e R$154,689 (Note 15), respectively, including taxes.

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

30.	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2023.

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2022	4,161	(769,816)	(765,655)
Current service cost	(557)	(5,005)	(5,562)
Net interest on net defined benefit liabilities/assets	228	(37,593)	(37,365)
Contributions and benefits paid by the employers	510	14,098	14,608
Effects on comprehensive results	89,130	—	89,130
Distribution of reserves	(7,470)	—	(7,470)
Balance on June 30, 2023	86,002	(798,316)	(712,314)
Current service cost	(308)	(5,256)	(5,564)
Net interest on net defined benefit liabilities/assets	228	(37,591)	(37,363)
Contributions and benefits paid by the employers	267	4,245	4,512
Effects on comprehensive results	3,153	(240,165)	(237,012)
Distribution of reserves	(15,294)	—	(15,294)
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(577)	(8,343)	(8,920)
Net interest on net defined benefit liabilities/assets	3,362	(49,282)	(45,920)
Contributions and benefits paid by the employers	560	16,219	16,779
Distribution of reserves	(16,126)	—	(16,126)
Balance on June 30, 2024	61,267	(1,118,489)	(1,057,222)

Balance on December 31, 2023
Current assets	30,673	—	30,673
Non-current assets	43,375		43,375
Current liabilities	—	(31,588)	(31,588)
Non-current liabilities	—	(1,045,495)	(1,045,495)

Balance on June 30, 2024
Current assets	32,928	—	32,928
Non-current assets	28,339	—	28,339
Current liabilities	—	(31,588)	(31,588)
Non-current liabilities	—	(1,086,901)	(1,086,901)

31.	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT
a)	Derivative transactions

The Company contracts derivative financial instruments mainly to mitigate exchange rate risk arising from assets and liabilities in foreign currency and for changes in inflation indices of commercial leases (IPCA). Derivative financial instruments are not contracted for speculative purposes.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The Company maintains internal controls in relation to its derivative financial instruments which, in Management's opinion, are adequate to control the risks associated with each market operating strategy. The results obtained by the Company in relation to its derivative financial instruments demonstrate that risk management has been carried out appropriately.

As long as these derivative financial instrument contracts are qualified as acceptable for hedge accounting, the covered risk can also be adjusted to fair value, offsetting the result of the derivative financial instruments, in accordance with the hedge accounting rules. This hedge accounting applies to both financial liabilities and probable foreign currency cash flows.

Derivative financial instrument contracts contemplate penalties in case of breach of contract. The breach of contract provided for in agreements made with financial institutions is characterized by non-compliance with a contractual clause, resulting in early termination of the contract.

On June 30, 2024 and December 31, 2023, the Company held no embedded derivatives contracts.

a.1)	Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Swap contracts
Assets position	659,928	820,298	98,013	85,288
Foreign Currency	495,298	609,794	16,661	256
US$(1)	330,462	369,544	11,905	27
EUR(1)	164,836	125,848	4,756	229
NDF US$(3)	—	114,402	—	—

Floating rate	122,758	172,471	—	1,952
CDI(1)	122,758	172,471	—	1,952

Inflation rates	41,872	38,033	81,352	83,080
IPCA(2)	41,872	38,033	81,352	83,080

Liabilities position	(659,928)	(820,298)	(93,883)	(94,703)
Floating rate	(537,171)	(533,425)	(92,336)	(93,805)
CDI(1)(2)	(537,171)	(533,425)	(92,336)	(93,805)

Fixed rate	—	(114,402)	—	(898)
NDF US$(3)	—	(114,402)	—	(898)

Foreign Currency	(122,757)	(172,471)	(1,547)	—
US$(1)	(122,757)	(169,247)	(1,547)	—
EUR(1)	—	(3,224)	—	—

	Long position		23,245	85,288
	Current		23,245	8,336
	Non-current		—	76,952

	Short position		(19,115)	(94,703)
	Current		(1,546)	(6,948)
	Non-current		(17,569)	(87,755)
	Amounts payable, net		4,130	(9,415)

(1)	Foreign currency swap (euro and CDI x euro) (R$164,836) and (US dollar and CDI x US dollar) (R$453,220) – swap operations contracted with maturities until May 22, 2024, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$4756 payable and R$10358 payable, respectively).
(2)	Swap IPCA x CDI (R$41,872) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$10,984 payable).
(3)	Contracted forward operations (NDF dollar x R$), ending on June 11, 2024, its objective was to protect against risks of exchange rate variation in service contracts.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Swaps maturing after June 30, 2024, are as follows:

	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.2024
IPCA x CDI	6,585	5,775	4,928	4,787	4,271	(37,330)	(10,984)
NDF US$ x Fixed rate	—	—	—	—	—	—	—
Foreign currency x CDI	16,661	—	—	—	—	—	16,661
CDI x Foreign Currency	(1,547)	—	—	—	—	—	(1,547)
Total	21,699	5,775	4,928	4,787	4,271	(37,330)	4,130

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the quarters ended June 30, 2024 and 2023, derivative financial instruments generated positive and negative consolidated net results of R$25,249 and R$119,457, respectively (Note 27).

a.2)	Sensitivity analysis of the Company's risk variables

Publicly-held companies are required to disclose a sensitivity analysis table for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date of each period, including all operations with derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions included a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on June 30, 2024.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	169,939	212,424	254,908
Payables in EUR	Debt (appreciation risk EUR)	(153,742)	(192,178)	(230,613)
Receivables in EUR	Debt (depreciation risk EUR)	9,485	11,856	14,227
	Net Exposure	25,682	32,102	38,522

Hedge (assets position)	Derivatives (depreciation risk US$)	218,930	273,663	328,396
Payables in US$	Debt (appreciation risk US$)	(381,898)	(477,373)	(572,848)
Receivables in US$	Debt (depreciation risk US$)	162,969	203,711	244,454
	Net Exposure	1	1	2

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(45,536)	(56,920)	(68,304)
	Net Exposure	(45,536)	(56,920)	(68,304)

Total net exposure in each scenario		(19,853)	(24,817)	(29,780)

Net effect on changes in current fair value		—	(4,964)	(9,927)

The fair values shown in the table above are based on the portfolio position on June 30, 2024, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The assumptions used by the Company for the sensitivity analysis on June 30, 2024, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.5600	6.9500	8.3400
EUR	5.9500	7.4300	8.9200
IPCA	4.16%	5.23%	6.31%
IGPM	2.45%	3.07%	3.70%
CDI	10.40%	13.16%	16.00%
b)	Fair value

The Company and its subsidiaries use suitable valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned.

For fair value disclosure purposes, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The tables below present the composition and classification of financial assets and liabilities on June 30, 2024, and December 31, 2023.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		6,890,375	4,031,235	6,890,375	4,031,235
Financial investments (note 4)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5)	1		8,768,443	8,944,992	8,768,443	8,944,992
Derivative transactions (Note 31.a)	2	Level 2	22,265	8,107	22,265	8,107
Sale of real estate and other receivables (Note 11)	1		107,348	106,223	107,348	106,223
Related-party receivables (Note 11)	1		244,158	261,015	244,158	261,015

Non-current
Financial investments (note 4)	1		35,962	36,154	35,962	36,154
Trade accounts receivable (Note 5)	1		331,710	351,036	331,710	351,036
Derivative transactions (Note 31.a)	3	Level 2	—	76,952	—	76,952
Sale of real estate and other receivables (Note 11)	1		44,654	51,129	44,654	51,129
Related-party receivables (Note 11)	1		20,388	8,756	20,388	8,756
Total financial assets			16,465,303	13,876,747	16,465,303	13,876,747

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,533,882	7,935,069	9,533,882	7,935,069
Leases (Note 20.a)	2	Level 2	4,199,666	3,873,697	4,199,666	3,873,697
Debentures (Note 20.a)	1		190,787	221,589	190,787	221,589
5G Licenses (Note 20.a)	1		62,435	351,291	62,435	351,291
Amnesty program - SP (note 20.a)	1		104,032	—	104,032	—
Derivative transactions (Note 31.a)	2	Level 2	1,546	6,050	1,546	6,050
Derivative transactions (Note 31.a)	3	Level 2	—	898	—	898
Obligations payable to ANATEL (Note 22)	1		115,302	99,884	115,302	99,884
Amounts to be refunded to customers (Note 22)	1		128,400	123,302	128,400	123,302
Liabilities with related parties (Note 22)	1		125,462	6,782	125,462	6,782

Non-current
Leases (Note 20.a)	2	Level 2	9,445,147	9,719,732	9,445,147	9,719,732
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		998,964	949,395	998,964	949,395
Amnesty program - SP (note 20.a)	1		250,690	—	250,690	—
Derivative transactions (Note 31.a)	2	Level 2	17,569	87,755	17,569	87,755
Obligations payable to ANATEL (Note 22)	1		854,513	829,636	854,513	829,636
Liabilities with related parties (Note 22)	1		2,161	2,333	2,161	2,333
Total financial liabilities			29,530,556	27,707,413	29,530,556	27,707,413

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2024	12.31.2023	06.30.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		7,354,965	4,358,276	7,354,965	4,358,276
Financial investments (note 4)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5)	1		9,207,881	9,318,077	9,207,881	9,318,077
Derivative transactions (Note 31.a)	2	Level 2	23,245	8,336	23,245	8,336
Sale of real estate and other receivables (Note 11)	1		107,348	106,223	107,348	106,223
Related-party receivables (Note 11)	1		237,021	259,426	237,021	259,426

Non-current
Financial investments (note 4)	1		35,978	36,169	35,978	36,169
Trade accounts receivable (Note 5)	1		331,710	351,036	331,710	351,036
Derivative transactions (Note 31.a)	2	Level 2	—	76,952	—	76,952
Sale of real estate and other receivables (Note 11)	1		44,654	51,129	44,654	51,129
Related-party receivables (Note 11)	1		20,455	8,820	20,455	8,820
Total financial assets			17,363,257	14,575,592	17,363,257	14,575,592

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,871,648	8,169,945	9,871,648	8,169,945
Leases (Note 20.a)	2	Level 2	4,199,539	3,877,090	4,199,539	3,877,090
Debentures (Note 20.a)	1		190,787	221,589	190,787	221,589
5G Licenses (Note 20.a)	1		62,435	351,291	62,435	351,291
Liabilities for the acquisition of a company (Note 20.a)	1		21,550	25,690	21,550	25,690
Amnesty program - SP (note 20.a)	1		104,032	—	104,032	—
Derivative transactions (Note 31.a)	2	Level 2	1,546	6,050	1,546	6,050
Derivative transactions (Note 31.a)	3	Level 2	—	898	—	898
Obligations payable to ANATEL (Note 22)	1		115,302	99,884	115,302	99,884
Amounts to be refunded to customers (Note 22)	1		130,235	124,533	130,235	124,533
Liabilities with related parties (Note 22)	1		124,837	5,103	124,837	5,103

Non-current
Leases (Note 20.a)	2	Level 2	9,440,125	9,718,949	9,440,125	9,718,949
Debentures (Note 20.a)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 20.a)	1		998,964	949,395	998,964	949,395
Liabilities for the acquisition of a company (Note 20.a)	1		43,831	63,198	43,831	63,198
Amnesty program - SP (note 20.a)	1		250,690	—	250,690	—
Derivative transactions (Note 31.a)	2	Level 2	17,569	87,755	17,569	87,755
Other creditors (nota 20.a)	1		67,289	30,025	67,289	30,025
Obligations payable to ANATEL (Note 22)	1		854,513	829,636	854,513	829,636
Liabilities with related parties (Note 22)	1		605	568	605	568
Total financial liabilities			29,995,497	28,061,599	29,995,497	28,061,599

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

c)	Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ending in June 30, 2024, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

d)	Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1)	Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$32,956 thousand, €24,198 thousand and £66 thousand paid by June 30, 2024, and US$33,796 thousand, €18,409 thousand and £66 thousand paid by December 31, 2023) to mitigate its foreign exchange risks.

d.2)	Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$7,236,387 and R$4,289,932 on June 30, 2024, and December 31, 2023, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3)	Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

d.4)	Credit Risk

The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.

Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5)	Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will have to incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change represents a series of potential systemic (environmental, financial and socioeconomic) risks for telecommunications operators, such as the Company, both from a regulatory and physical point of view. The increase in the intensity and frequency of extreme events, such as precipitation, cyclones, floods and fires, may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If a succession of serious natural disasters occurs, the Company may not have sufficient resources to repair its infrastructure in a timely and economical manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the 2030 horizon.

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC“), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.

d.6)	Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

ANATEL's regulatory agenda for the 2023-2024 biennium, including the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, set specific measures for promoting competition and milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of significant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself. The expectation, indicated in the Regulatory Agenda for the 2023-2024 biennium, is that the new PGMC will be published in the fourth quarter of 2024. In November 2023, ANATEL submitted to public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, indicated in the regulatory agenda for the 2023-2024 biennium, is that the new RUE will be published in the fourth quarter of 2024.

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

As to the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology, the new reference values show a significant reduction when compared to the those previously in force (FAC-HCA top down model – Act No. 9157/2018).

Additionally, the MVNO ORPA and the National Roaming ORPA (“ORPAs”) were being addressed by ANATEL to discuss the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of 05 (five) years.

The Company currently has contracts signed allowing for the charging of minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact on remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.

As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation changes some provisions in a more relevant way, such as the way telecommunications service offers are made and the rules for blocking due to default, in addition to updating/modernizing some service rules.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

Finally, there is also the risk that the Company will not be successful in future tenders to be carried out by ANATEL regarding the acquisition of new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies adopt the necessary measures for the publication, by December 31, 2025, of a new Notice for the bidding procedure for 700 MHz subband. A new tender is expected to be held for this subband between 2025 and 2026; ANATEL has indicated, through Resolution No. 757/2022, it will hold new auctions by 2028, for the 850 MHz sub-band, and until 2032, for the 900 MHz and 1800 MHz sub-bands.

d.7)	Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On June 30, 2024, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

d.8)	Compliance

The Company is subject to compliance under Brazilian legislation to combat corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022. Similarly, foreign legislation covers security issuers and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of the Company's commitment to maintaining a robust Compliance Program, the Company obtained the DSC 10,000 certificate - Guidelines for the Compliance System (valid until December 14, 2024) in the years 2020, 2021, 2022 and 2023. The certificate DSC 10.00 highlights the evolution of its Compliance Program over the last few years. Furthermore, in 2023, the Company also received Pro Ética recognition, an initiative by the Comptroller General of the Union (CGU) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, reward those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

32.	SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the six months ended June 30, 2024, and 2023.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2024
Interim dividends and interest on equity	2,247,884	—	(1,821,356)	—	—	—	729,864	1,156,392
Financing	30,025	38,000	—	(3,680)	3,680	—	—	68,025
Leases	13,596,039	—	(1,240,500)	(720,248)	793,630	1,210,743	—	13,639,664
Debentures	3,721,589	—	—	(237,925)	207,123	—	—	3,690,787
Liabilities for the acquisition of a company	88,888	—	(22,927)	(3,861)	3,561	(280)	—	65,381
5G Licences	1,300,686	—	(285,250)	(2,243)	48,206	—	—	1,061,399
Refinancing and Amnesty Program - SP	—	—	(21,966)	(263)	5,899	371,052	—	354,722
Derivative financial instruments	9,415	—	12,537	3,462	(29,544)	—	—	(4,130)
Total	20,994,526	38,000	(3,379,462)	(964,758)	1,032,555	1,581,515	729,864	20,032,240

	Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2022	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2023
Interim dividends and interest on equity	3,187,417	(1,723,668)	—	—	—	—	1,436,674	2,900,423
Financing	1,073,090	(4)	(17,101)	(35,898)	—	—	—	1,020,087
Leases	12,032,603	(1,209,957)	(696,077)	650,972	520,703	—	—	11,298,244
Debentures	3,736,833	—	(253,524)	248,263	—	—	—	3,731,572
Liabilities for the acquisition of a company	615,299	(24,038)	(4,972)	24,854	—	25,815	—	636,958
5G Licences	1,843,971	(285,250)	(17,883)	40,887	—	—	—	1,581,725
Derivative financial instruments	6,118	(101,244)	(2,423)	129,184	—	—	—	31,635
Total	22,495,331	(3,344,161)	(991,980)	1,058,262	520,703	25,815	1,436,674	21,200,644

33.	CONTRACTUAL COMMITMENTS AND GUARANTEES
a)	Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

On June 30, 2024, the total consolidated nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	1,004,998
13 to 24 months	634,122
25 to 36 months	413,903
37 to 48 months	339,720
49 to 60 months	300,898
From 61 months	581,095
Total(1)	3,274,736

(1)	Includes R$159,300, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.
b)	Guarantees

On June 30, 2024, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	26,943,225
Letters of guarantee (Note 31.d.4)	5,156,860
Judicial deposits and garnishments (Note 10)	2,937,026
Property and equipment (Note 13.d)	105,963
Blocked financial investments – Legal proceedings (Note 4)	35,978
Total	35,179,052

(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (Note 19).
34.	SUBSEQUENT EVENTS

a) Payment of the amounts of the Company’s capital reduction

On July 10, 2024, the Company made a disbursement for return of share capital (Note 23.a) in the amount of R$1,442,860 (net of IRRF of R$18,419), in Brazilian Reais, for R$0.90766944153 per common share of shareholders, held as of record, at the end of April 10, 2024.

When disbursements to shareholders were not possible these amounts (R$38,721 on July 10, 2024) will remain available to these shareholders over the statute of limitations.

b) Declaration of Interest on Equity

At a meeting held on July 15, 2024, the Company's Board of Directors approved the declaration of interest on equity (“IOE”), in accordance with article 26 of the Company's Bylaws, article 9 of Law no. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$650,000, equivalent to 0.39467123305 per common share, net of income tax at source corresponding to R$552,500, equivalent to 0.33547054809 per common share, calculated based on the balance sheet as of June 30, 2024.

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Six-month period ended June 30, 2024
(In thousands of Reais, unless otherwise stated)

As provided for in article 26 of the Company's Bylaws, such interest will be treated as an advance towards the mandatory dividend for the fiscal year on December 31, 2024, ad referendum of the Ordinary General Meeting of Shareholders to be held in 2025.

Payment of these proceeds will be made by April 30, 2025, on a date to be defined by the Company's Board of Directors, and will be credited individually to each shareholder, subject to the shareholding position recorded in the Company's records at the end of July 26, 2024.

The interest on equity per share may be modified depending on the Company's shareholding base on July 26, 2024 due to possible acquisitions of shares within the Company's current Share Buyback Program.

c) Acquisition of a company by the subsidiary Cloud Co

On July 22, 2024, Cloud Co, a direct subsidiary of the Company, entered into a quota purchase and sale agreement and other agreements, with the purpose of acquiring all of the quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”), for the amount of up to R$230 million, conditional on the achievement of operational and financial metrics (“Transaction”).

The IPNET Group explores, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration and related support. Having been in the market for 20 years, the group has participated in the digital transformation of companies, currently having a diversified portfolio of more than 1,400 customers. Net revenue generated in 2023 was R$218 million, an annual growth of 35%.

The Transaction documents contain terms and provisions common to this type of transaction, and their consummation is subject to the fulfillment of certain precedent conditions, including obtaining the applicable antitrust authorization and the implementation of corporate reorganization involving the incorporation of the companies Metarj Soluções into Geotechnology and Systems Development Ltd. (“Metarj”) and XL Solutions Ltda. (“XL”) by IPNET.

The Transaction will expand Cloud Co's product portfolio and strengthen its professional and managed services, enabling its acceleration and growth. The investment also reinforces the Company's presence as a digital services hub, with advances in innovative solutions.

79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 30, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director